Exhibit 99.1

Exhibit 99.1
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and nine months ended September 30, 2016 and related notes thereto which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of October 26, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A relating to Mineral Reserves and Mineral Resources was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Scientific and technical information in this MD&A relating to exploration results was reviewed and approved by Sally Goodman, PhD, PGeo, Director, Generative Geology for Goldcorp, and a "qualified person" as defined by NI 43-101. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s annual information form for the year ended December 31, 2015 and the current technical report for each of those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with the CIM -Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under United States securities laws. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016
Net earnings attributable to shareholders of Goldcorp of $59 million, or $0.07 per share, compared to a net loss of $192 million, or loss of $0.23 per share, in 2015. Net earnings were negatively affected by $0.04 per share of non-cash or other items that the Company believes are not reflective of the performance of the underlying operations.
Third quarter operating cash flows of $267 million and adjusted operating cash flows of $341 million(1), of which $226 million(2) was used to repay debt; $56 million was used to fund the Company’s growth pipeline and $14 million was paid in dividends. Available liquidity stood at $3.4 billion at September 30, 2016.
Gold production of 715,000 ounces at all-in sustaining costs ("AISC") of $812 per ounce, compared to 922,000 ounces at AISC of $858 in 2015(1).  2016 guidance reconfirmed for gold production of between 2.8 and 3.1 million ounces and AISC of between $850 and $925 per ounce. The lower AISC reflects the Company's focus on cost reductions and the positive effects of the strengthening US dollar. The decrease was partially offset by lower production due to planned lower grades at Peñasquito and the exhaustion of surface stockpiles at Cerro Negro and Éléonore.
Inaugural gold indicated mineral resource of 4.5 million ounces and 0.9 million ounces of inferred mineral resource announced at Porcupine’s new Dome Century project; study for potential large-scale, open pit mine underway. The dimensions of this mineralized envelope and a preliminary analysis indicate the potential to further extend mineralization well below the existing pit.
Robust project pipeline advancing well as expansions at Peñasquito and Musselwhite commence and acquisition of Coffee Project completed. Existing mine expansions are expected to contribute to gold production growth and lower unit operating costs in 2019. First gold production at the Coffee project is expected at the end of 2020.
Over 60% of targeted $250 million efficiencies identified.  The Company is well underway toward achieving its $250 million target of sustainable annual efficiencies by 2018 as Porcupine identified additional improvement initiatives of $35 million.

CORPORATE DEVELOPMENTS
Acquisition of Kaminak Gold Corporation:
On July 19, 2016, the Company completed the acquisition of 100% of the issued and outstanding common shares of Kaminak pursuant to a plan of arrangement (the "Arrangement") for total consideration of approximately C$530 million, including transaction costs. Under the Arrangement, each common share of Kaminak was exchanged for 0.10896 common shares of Goldcorp.
Kaminak's principal asset is the 100% owned Coffee project ("Coffee"), a hydrothermal gold deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project with total gold indicated mineral resources of 3.0 million ounces, inclusive of total gold probable mineral reserves of 2.2 million ounces, and inferred mineral resources of 2.2 million ounces as outlined in the feasibility study prepared by JDS Energy and Mining Inc. in January 2016. Coffee estimates average annual gold production of approximately 200,000 ounces for the first five years of production based on Kaminak's feasibility study. The Coffee land package, comprising over 60,000 hectares, demonstrates potential for near-mine discoveries, with mineralization remaining open along strike and at depth.
The acquisition of Kaminak is consistent with the Company's strategy of partnering with junior exploration companies to identify and develop mining districts with significant exploration potential expected to grow our net asset value per share. Coffee is located within a politically stable jurisdiction and provides us with an opportunity to add high quality ounces to our development pipeline, at low AISC.
During the third quarter of 2016, project activities focused on the review and optimization of the Kaminak feasibility study, planning for upgrades to site infrastructure, consultations with First Nations and initial studies to support the permitting processes. The Company expects permitting and construction activities to take four years with first gold production targeted for the end of 2020.
Board of Directors Appointment:
In September 2016, the Company announced the appointment Charlie Sartain to the Company's Board of Directors, effective as of January 1, 2017. Mr. Sartain is a mining engineer with over 30 years of mining experience and was previously the Chief Executive Officer of Xstrata's global copper business.

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. AISC per ounce and adjusted operating cash flows are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-37 of this report.

(2)	Includes the Company's share of Alumbrera's and Pueblo Viejo's debt repayments of $36 million and $61 million, respectively.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL AND OPERATING RESULTS
Three Months Ended:

	September 30		June 30		March 31		December 31
	2016	2015	2016	2015	2016	2015	2015	2014
Consolidated financial information
Revenues (1)(2)	$915	$1,098	$753	$1,188	$944	$1,017	$1,072	$835
Net earnings (loss) from continuing operations (2)	$59	$(191)	$(78)	$398	$80	$(139)	$(4,271)	$(2,403)
Net earnings (loss) attributable to shareholders of Goldcorp	$59	$(192)	$(78)	$392	$80	$(87)	$(4,271)	$(2,396)
Net earnings (loss) from continuing operations per share (2)
– Basic and diluted	$0.07	$(0.23)	$(0.09)	$0.48	$0.10	$(0.17)	$(4.90)	$(2.95)
Net earnings (loss) per share
– Basic and diluted	$0.07	$(0.23)	$(0.09)	$0.47	$0.10	$(0.11)	$(5.14)	$(2.94)
Operating cash flow	$267	$443	$234	$528	$59	$51	$401	$265
Dividends paid	$14	$75	$16	$124	$51	$122	$49	$122
Key performance measures (3)
Gold produced (thousands of ounces)	715	922	613	908	784	725	909	891
Gold sold (thousands of ounces) (1)	686	942	616	903	799	827	918	708
Silver produced (thousands of ounces)	7,700	11,300	5,300	10,400	7,700	8,500	10,200	10,400
Copper produced (thousands of pounds)	16,900	12,300	14,400	8,600	17,200	9,200	21,400	27,200
Lead produced (thousands of pounds)	33,700	49,200	17,100	47,500	29,000	36,700	40,500	27,200
Zinc produced (thousands of pounds)	75,200	111,500	38,300	105,500	71,100	82,500	89,300	68,900
Average realized gold price (per ounce)	$1,333	$1,114	$1,277	$1,189	$1,203	$1,217	$1,098	$1,203
Total cash costs: by-product (per ounce) (4)	$554	$597	$728	$547	$557	$585	$687	$589
Total cash costs: co-product (per ounce) (5)	$657	$670	$716	$656	$604	$670	$739	$669
AISC (per ounce)	$812	$858	$1,067	$853	$836	$885	$977	$1,035
Adjusted operating cash flow	$341	$506	$307	$523	$89	$118	$504	$323
Expenditures on mining interests (cash basis)	$168	$249	$177	$330	$182	$408	$253	$533
– Sustaining	$112	$164	$140	$193	$140	$160	$188	$230
– Expansionary	$56	$85	$37	$137	$42	$248	$65	$303

(1)
Excludes pre-commissioning sales ounces from Cerro Negro prior to January 1, 2015, and Éléonore, prior to April 1, 2015 as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf was classified as a discontinued operation for the year ended December 31, 2015, accordingly the 2014 comparative information for Wharf has been re-presented. The sale of Wharf was completed on February 20, 2015.

(3)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis in the table above. AISC and adjusted operating cash flows are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-37 of this report.

(4)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.09 per silver ounce (2015 – $4.07 per silver ounce) sold to Silver Wheaton Corp. and by-product copper sales revenues for Alumbrera and Pueblo Viejo).

(5)
Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 31).

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
Three months ended September 30, 2016 compared to the three months ended September 30, 2015
Net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2016 were $59 million, or $0.07 per share, compared to a loss of $192 million, or $0.23 per share, for the three months ended September 30, 2015. The increase in net earnings in 2016 compared to the prior year was driven by a decrease in production costs, primarily as result of lower operating costs and the strengthening US dollar, a decrease in depreciation and depletion charges as a result of lower sales volumes, a decrease in income tax expense, and the impact of a 20% increase in the average realized gold sales price compared to the third quarter of 2015. These increases were partially offset by a decrease in revenues as a result of lower sales volumes.

Net earnings and earnings per share in the third quarter of 2016 and net loss and loss per share in the third quarter of 2015 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations:

	Three months ended September 30, 2016			Three months ended September 30, 2015
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses (1)	$—	$22	$0.03	$—	$144	$0.17
Unrealized foreign exchange loss on Argentine peso denominated construction VAT receivable	$2	$2	$—	$7	$7	$0.01
Restructuring costs	$6	$4	$0.01	$—	$—	$—

(1)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses of $22 million in the three months ended September 30, 2016 (three months ended September 30, 2015 – $143 million) is composed of a foreign exchange loss on the translation of deferred income tax assets and liabilities, arising primarily from acquisitions, of $30 million (three months ended September 30, 2015 – $158 million), partially offset by Argentine tax deductible foreign exchange losses on US dollar denominated debt in local currency of $8 million (three months ended September 30, 2015 – $15 million).

Revenues decreased by $183 million, or 17%, compared to the third quarter in 2015 primarily due to a decrease in gold sales volumes of 27%. The lower sales volumes were primarily a result of lower production at Peñasquito due to lower ore grade and recovery, and at Cerro Negro due to lower mill throughput and stockpiled ore processed in 2015. The impact of the decrease in gold sales volumes was partially offset by a 20% increase in the realized price for gold compared to the three months ended September 30, 2015.
Production costs decreased by $135 million, or 21%, primarily due to the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos (approximately $45 million); decreases in fuel and consumables at Peñasquito, Los Filos and Cerro Negro of $44 million; and the impact of inventory carrying value reductions at Los Filos and Peñasquito of $39 million in the three months ended September 30, 2015 with no similar reductions in the three months ended September 30, 2016.
Depreciation and depletion decreased by $127 million, or 32%, mainly due to lower sales volumes at Peñasquito and Cerro Negro and the impact of impairments on mining interests recognized in the fourth quarter of 2015.
The Company’s share of earnings of associates and joint venture of $47 million for the third quarter of 2016 represented net earnings from Pueblo Viejo. The Company's share of net earnings of associates and joint venture of $7 million for the third quarter of 2015 was primarily comprised of net earnings of $20 million from Pueblo Viejo, partially offset by $13 million of net losses at Alumbrera. The increase in net earnings from Pueblo Viejo in the current quarter compared to the same period in 2015 was primarily due to higher production and lower operating costs. With respect to Alumbrera, at December 31, 2015, the Company recognized an impairment of its investment in Alumbrera and the carrying amount of its interest was reduced to zero. As at January 1, 2016, the Company discontinued recognizing its share of losses of Alumbrera and did not recognize its share of earnings of Alumbrera for the three months ended September 30, 2016 as future earnings will be recognized by the Company only after the Company's share of future earnings equals its share of losses not recognized.
Restructuring costs of $6 million in the three months ended September 30, 2016 compared to nil in the three months ended September 30, 2015. The restructuring costs related to severance costs associated with involuntary and voluntary workforce reductions to improve efficiencies at mine sites and corporate offices.
There was gain of $1 million on derivatives in the three months ended September 30, 2016 compared to a loss of $21 million on derivatives in the third quarter of 2015. In the third quarter of 2015, the loss was comprised of net losses on foreign currency, heating oil and commodity contracts.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

In the third quarter of 2016, other income was comprised of interest income on loans held with Pueblo Viejo and short term money market investments and gains on dispositions of investments in securities, offset partially by a foreign exchange loss arising primarily on value added tax receivables denominated in Mexican and Argentine pesos. In the third quarter of 2015, other income was primarily comprised of interest income on the Company's cash and cash equivalents and loans held with Pueblo Viejo.
Income tax expense for the three months ended September 30, 2016 of $30 million represented a 34% rate (three months ended September 30, 2015 – income tax expense of $136 million representing a negative 247% rate) and was impacted by:

•
A $30 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from acquisitions, compared to a $158 million foreign exchange loss for the three months ended September 30, 2015; and

•
A lower effective tax rate in the third quarter of 2016 compared to the third quarter of 2015, after adjusting for the above noted item and non-deductible share-based compensation expense. The lower effective tax rate in the third quarter of 2016 was primarily due to higher after-tax income from associates (primarily from Pueblo Viejo) compared with 2015. In addition, as the third quarter 2015 results were a loss, the tax deductible Argentine peso denominated foreign exchange losses increased the effective tax rate applied to the net loss for the period.

AISC were $812 per ounce(1) for the three months ended September 30, 2016, compared to $858 per ounce for the three months ended September 30, 2015. The decrease in AISC was primarily due to lower production costs and the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos, partially offset by lower sales volumes at Peñasquito, Cerro Negro, Los Filos, and Éléonore.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-37 of this report.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
Nine months ended September 30, 2016 compared to the nine months ended September 30, 2015
Net earnings attributable to shareholders of Goldcorp for the nine months ended September 30, 2016 were $61 million, or $0.07 per share, compared to net earnings of $113 million, or $0.14 per share, for the nine months ended September 30, 2015. Net earnings were lower compared to the prior year primarily due to the one-time gains on the disposition of the investment in Tahoe Resources Inc. and sale of Wharf in 2015 and restructuring costs incurred in 2016, mainly offset by a reduction in income tax expense and an increase in income from the Company's investment in Pueblo Viejo compared to 2015.

Earnings from operations, associates and joint ventures for the nine months ended September 30, 2016 was $47 million, or 34%, higher than the same period ending 2015, primarily due to increased gold and commodity prices, favourable foreign exchange impacts on production costs, and cost containment initiatives, partially offset by lower expected sales volumes and operational challenges at Peñasquito and Cerro Negro.

Net earnings and earnings per share in the nine months ended September 30, 2016 and 2015 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations:

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses (1)	$—	$42	$0.05	$—	$264	$0.32
Unrealized foreign exchange loss on Argentine peso denominated construction VAT receivable	$22	$22	$0.03	$20	$20	$0.02
Restructuring costs	$45	$32	$0.04	$—	$—	$—
Gains on dispositions of, and dilution of ownership interest in, mining interests	$—	$—	$—	$(414)	$(358)	$(0.43)
Gain on sale of Wharf	$—	$—	$—	$(65)	$(43)	$(0.05)

(1)
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses of $42 million in the nine months ended September 30, 2016 (nine months ended September 30, 2015 – $263 million) is composed of a foreign exchange loss on the translation of deferred income tax assets and liabilities, arising primarily from acquisitions, of $121 million (nine months ended September 30, 2015 – $302 million), partially offset by Argentine tax deductible foreign exchange losses on US dollar denominated debt in local currency of $79 million (nine months ended September 30, 2015 – $39 million).

Revenues decreased by $691 million, or 21%, primarily due to decreases in gold, silver, lead and zinc sales volumes of 25%, 38%, 44% and 35%, respectively. The lower sales volumes were primarily as a result of lower production at Peñasquito, due to lower ore grade and recovery, and at Cerro Negro due to lower mill throughput and stockpiled ore processed in 2015. The impact of the decreases in sales volumes was partially offset by higher realized prices for gold and silver of 6% and 6%, respectively.
Production costs decreased by $368 million, or 19%, primarily due to the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos (approximately $137 million) and the Canadian dollar (approximately $21 million); the impact of inventory carrying value reductions at Los Filos and Peñasquito of $39 million in the nine months ended September 30, 2015 with no similar reductions in the nine months ended September 30, 2016; and overall decrease in costs due to lower production (approximately $143 million).
Depreciation and depletion decreased by $302 million, or 28%, mainly due to lower sales volumes at Peñasquito and Cerro Negro and the impact of impairments on mining interests recognized in the fourth quarter of 2015.
The Company’s share of earnings of associates and joint venture of $111 million for the nine months ended September 30, 2016 was comprised primarily of net earnings of $109 million from Pueblo Viejo. The Company's share of net earnings of associates and joint venture of $23 million for the nine months ended September 30, 2015 was comprised primarily of net earnings of $40 million from Pueblo Viejo, partially offset by a net loss of $25 million from Alumbrera. The increase in net earnings from Pueblo Viejo for the nine months ended September 30, 2016 compared to the same period in 2015 was primarily due to higher production and lower operating costs. In addition, net earnings from Pueblo Viejo for the nine months ended September 30, 2015 was also impacted by a $19 million impairment expense relating to certain power assets and obsolete inventory. With respect to Alumbrera, at December 31, 2015, the Company recognized an impairment of its investment in Alumbrera and the carrying amount of its interest was reduced to zero. As at January 1, 2016, the Company has discontinued recognizing its share of losses of Alumbrera and did not recognize its share of earnings of Alumbrera for the nine months ended September 30, 2016 as future earnings will be recognized by the Company only after the Company's share of future earnings equals its share of losses not recognized.
Restructuring costs of $45 million in the nine months ended September 30, 2016 compared to nil in the nine months ended September 30, 2015.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

A $2 million gain on derivatives was recognized in the nine months ended September 30, 2016 compared to a loss of $55 million in the nine months ended September 30, 2015. In the nine months ended September 30, 2015, the loss was comprised of realized and unrealized losses on foreign currency, heating oil and commodity contracts.
The gain on dilution of ownership interest in associate of $99 million ($95 million, net of tax) in the nine months ended September 30, 2015 related to the dilution of the Company's investment in Tahoe to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto.
The $315 million gain on disposition of mining interests in the nine months ended September 30, 2015 arose on the disposition of the Company's remaining 25.9% investment in Tahoe for a total gain of $299 million ($252 million, net of tax), and the sale of the Arturo project for which the Company recognized a gain of $16 million ($11 million, net of tax).
Other expense of $1 million for the nine months ended September 30, 2016 was mainly comprised of a $59 million foreign exchange loss arising primarily on value added tax receivables denominated in Mexican and Argentine pesos, partially offset by $38 million of interest income on loans held with Pueblo Viejo and short term money market investments and gains on dispositions of $22 million on dispositions of investments in securities. In the nine months ended September 30, 2015, other income of $30 million consisted primarily of interest income arising on the Company's cash and cash equivalents and loans held with Pueblo Viejo and foreign exchange gains on accounts payable and debt denominated in Mexican and Argentine pesos, and Canadian dollars.
Income tax expense for the nine months ended September 30, 2016 of $22 million represented a 27% rate (nine months ended September 30, 2015 – income tax expense of $355 million representing an 84% rate) and was impacted by:

•
A $121 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from acquisitions, compared to a $302 million foreign exchange loss for the nine months ended September 30, 2015; and

•
A lower effective tax rate in the first nine months of 2016 compared to the first nine months of 2015, after adjusting for the above noted item and non-deductible share-based compensation expense. The decrease in the effective tax rate in the first nine months of 2016 was primarily due to larger Argentine Peso tax deductible foreign exchange losses on US dollar denominated debt. In addition, the effective tax rate for the first nine months of 2016 was lower, relative to the first nine months of 2015, because earnings from continuing operations before taxes in 2016 included higher after-tax income from associates (primarily from Pueblo Viejo) compared to 2015. The effective tax rate in the first nine months of 2015 was also impacted by the capital gain on the sale of Tahoe being subject to a lower effective rate.

Net earnings from discontinued operations of $46 million for the nine months ended September 30, 2015 was comprised of a $43 million net gain on the sale of Wharf and $3 million of net earnings of Wharf until February 20, 2015, the date of disposition.
AISC were $896 per ounce(1) for the nine months ended September 30, 2016, compared to $865 per ounce for the nine months ended September 30, 2015. The increase in AISC was primarily due to lower sales volumes at Peñasquito, Cerro Negro, Red Lake, and Marlin, partially offset by the favourable impact of the strengthening US dollar against the Argentine and Mexican pesos and the Canadian dollar and lower production costs.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-37 of this report.

GOLDCORP  |  8

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY
The following table summarizes Goldcorp's cash flow activity:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Cash flow
From continuing operations provided by operating activities	$267	$443	$560	$1,022
From continuing operations used in investing activities	(111)	(215)	(436)	(217)
From continuing operations used in financing activities	(144)	(912)	(110)	(1,134)
From discontinued operations	—	—	—	104
Increase (decrease) in cash and cash equivalents	12	(684)	14	(225)
Effect of exchange rate changes on cash and cash equivalents	—	1	—	—
Cash and cash equivalents, beginning of period	328	940	326	482
Cash and cash equivalents, end of period	$340	$257	$340	$257
Cash flow provided from operating activities decreased in the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015 mainly due to lower production and sales volumes, primarily at Peñasquito and Cerro Negro, partially offset by an increase in the realized gold price. The average realized gold price increased 20% and 6%, respectively, for the three and nine months ended September 30, 2016 compared to the same periods in 2015.
Cash used in investing activities was $111 million in the third quarter of 2016, compared to $215 million in the third quarter of 2015. The decrease was due to a reduction in expenditures on mining interests as noted below. Cash used in investing activities for the nine months ended September 30, 2016 increased as compared to the nine months ended September 30, 2015 mainly due to proceeds received from the disposition of the Company's remaining investment in Tahoe of $788 million, net of transaction costs, in the second quarter of 2015, partially offset by a decrease in expenditures on mining interests in the nine months ended September 30, 2016 compared to the same period in 2015.

Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Peñasquito (including Camino Rojo)	$47	$50	$167	$152
Cerro Negro	24	32	75	200
Red Lake (including Cochenour)	21	40	76	132
Éléonore	23	43	62	237
Porcupine (including Borden)	11	23	41	71
Musselwhite	7	10	19	25
Other	24	34	56	124
Total	$157	$232	$496	$941
The decrease in expenditures on mining interests for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015 reflected the completion of major construction projects in 2015, most significantly at Cerro Negro and Éléonore as they achieved commercial production in January and April 2015, respectively. In addition, expenditures at Red Lake decreased due to reduced mine development at Cochenour as the project reentered advanced exploration study to better define the orebody with a new program of drilling, sampling and test mining expected to be completed by the end of 2016 and expenditures at Porcupine decreased as a result of the completion of the Hoyle Deep project in April 2016. Other expenditures decreased as a result of lower expenditures at Marlin as it approaches the end of its mine life and at Los Filos due to reduced heap leach pad construction in 2016.
The decrease in cash used in financing activities in the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015 was primarily attributable to a $125 million repayment of the credit facility in the third quarter of 2016 and nil in the nine months ended September 30, 2016 compared to credit facility repayments of $835 million and $840 million for the three and nine months ended September 30, 2015, respectively.

GOLDCORP  |  9

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Effective April 1, 2016, the Company’s Board of Directors reduced the annual dividend to $0.08 per share and amended the dividend payment schedule such that dividends are paid quarterly commencing in June 2016 as a prudent measure to increase financial flexibility. As a result of this reduction, dividends paid in cash to shareholders for the three and nine months ended September 30, 2016 decreased by $61 million and $240 million as compared to the three and nine months ended September 30, 2015, respectively.
In June 2016, Goldcorp implemented a Dividend Reinvestment Plan ("DRIP"), which offers shareholders an opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP allows shareholders to reinvest their cash dividends into common shares issued from treasury at a 3% percent discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and does not affect shareholders' cash dividends unless they elect to participate in the DRIP.
At September 30, 2016, the Company had $3.4 billion of available liquidity held in $0.4 billion of cash and cash equivalents and money market investments, and an undrawn credit facility of $3.0 billion.
The Company may from time to time seek to retire or repurchase our outstanding debt in open market purchases, privately negotiated transactions or otherwise.  Such repurchases, if any, will depend upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.  The amount of debt retired or repurchased may be material.
OUTLOOK UPDATE
Compared with the first two quarters of 2016, the gold price traded in a relatively narrow $75 range in the third quarter of 2016, underpinned by growing geopolitical and economic uncertainty, but capped by seasonally quiet physical offtake and concerns of an increase in US interest rates. The Company realized an average gold price of $1,333 per ounce in the third quarter, a 4% increase compared to $1,277 per ounce in the second quarter. Many of the factors which drove gold’s price rise in 2016 remain in place, including: political uncertainty over the outcome of a tighter than expected US Presidential race; the actual timing of a US interest rate increase, if any; and ongoing instability in the Middle East.
Currency markets remained volatile during the third quarter of 2016 as markets tried to determine if and when there would be an interest rate increase in the US.  The Canadian dollar weakened slightly during the quarter.  The Mexican peso continued to underperform and traded to a historic low against the US dollar late in the quarter before recovering as a result of updated guidance by the Mexican central bank and changes in the outlook for the US election.
The new Argentine government implemented positive structural measures at the end of 2015 and in the first quarter of 2016 to reduce or remove controls and restrictions on capital flows and foreign exchange. While these changes have eased restrictions, the economy continues to recover slowly with some obstacles yet to be overcome. The official annual inflation rate was published as per the government's commitment and the latest official figure stands at more than 40 percent. The increase in the inflation rate was expected as many subsidies were eliminated. Economic activity, while slow in the first three quarters of 2016, is expected to start recovering by the end of 2016 in response to the government’s market-oriented reforms.
2016 GUIDANCE
The Company remains on track to achieve 2016 production guidance of 2.8 to 3.1 million gold ounces at AISC between $850 and $925 per ounce. Fourth quarter production is expected to increase over the third quarter as Peñasquito continues mining higher grades.
PROGRESS TOWARDS GOAL OF DELIVERING $250 MILLION OF SUSTAINABLE ANNUAL CASH FLOW IMPROVEMENTS
The Company continued the implementation of its productivity and cost optimization program to deliver $250 million in sustainable annual efficiencies by 2018. Cerro Negro initiated the effort in the second quarter with substantial workforce reductions and other improvement initiatives that are expected to provide annual ongoing efficiencies of approximately $65 million by the end of 2017. An additional $55 million of administrative cost savings were identified at corporate and regional offices, which have been partially executed in the third quarter of 2016 and expect to be fully implemented by 2017.
The Company has commenced a comprehensive performance improvement initiative which will take place at each of the mine sites. Porcupine was the first site to complete the review and the site has identified significant opportunities for value creation, driven primarily from improved productivity and higher output of high grade ore from Hoyle Pond. The Company expects that these initiatives at Hoyle Pond, along with several other opportunities involving mill related initiatives and general and administrative efficiencies, will deliver approximately $35 million of annual efficiencies toward the $250 million target. The Company believes that there is further potential to increase resources at Porcupine, beyond what is in our current mine plans, primarily associated with Hoyle Pond and has planned to undertake more drilling to confirm this. Porcupine is also studying the potential to expand the Hollinger pit, with only a modest amount of incremental stripping required. In addition, work is ongoing to identify potential synergies within the Timmins camp.
Performance improvement efforts are expected to begin at Peñasquito in the fourth quarter of 2016, with efforts at Red Lake and Éléonore starting in the first quarter of 2017.

GOLDCORP  |  10

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
The Company’s principal producing mining properties are comprised of the Red Lake, Porcupine, Musselwhite and Éléonore mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic. Cerro Negro and Éléonore achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Effective January 1, 2016, the Company's CODM reviews the results of its mines that have short mine lives and are headed for closure together as one operating segment. Accordingly, the Company has grouped Los Filos and Marlin into one operating segment, Other mines. On the same basis, the Company has presented its 37.5% interest in Alumbrera in the Other associate operating segment due to its short mine life. Effective July 1, 2016, NuevaUnión and the comparative results for the three and nine months ended September 30, 2015 of El Morro are presented in the Other operating segment. The segment information for the three and nine months ended September 30, 2015 has been restated to reflect the Company's reportable operating segments for the three and nine months ended September 30, 2016.
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

Segmented Financial and Operating Highlights

Three months ended September 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1), (4)	AISC ($/oz) (2), (4)
Peñasquito	2016	289	121	100	423	777
	2015	406	236	226	267	467
Cerro Negro	2016	147	96	99	450	651
	2015	204	136	157	610	731
Red Lake	2016	111	84	82	516	775
	2015	85	78	75	601	1,028
Éléonore (3)	2016	87	68	66	876	970
	2015	95	87	85	915	974
Porcupine	2016	85	64	64	758	947
	2015	79	71	71	725	1,018
Musselwhite	2016	79	59	58	626	753
	2015	80	71	70	541	697
Other mines	2016	117	73	68	816	983
	2015	149	112	108	892	1,195
Other (2)	2016	—	—	—	—	75
	2015	—	—	—	—	62
Total before associates and discontinued operations	2016	915	565	537	609	917
	2015	1,098	791	792	590	873
Pueblo Viejo (4)	2016	175	126	127	376	454
	2015	146	115	128	481	585
Other associate (4)	2016	61	24	22	237	330
	2015	55	16	22	1,504	1,925
Total – including associates and discontinued operations	2016	1,151	715	686	554	812
	2015	1,299	922	942	597	858

GOLDCORP  |  11

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1), (4)	AISC ($/oz) (2), (4)
Peñasquito	2016	682	282	264	678	1,252
	2015	1,292	690	698	283	504
Cerro Negro	2016	442	297	312	443	633
	2015	624	360	448	607	739
Red Lake	2016	301	236	237	574	853
	2015	325	276	274	560	889
Éléonore	2016	264	209	209	845	951
	2015	147	163	128	1,098	1,203
Porcupine	2016	267	211	212	675	872
	2015	233	200	199	778	1,095
Musselwhite	2016	234	186	186	548	671
	2015	219	189	186	631	796
Other mines	2016	422	281	279	782	922
	2015	463	326	319	769	1,100
Other (2)	2016	—	—	—	—	81
	2015	—	—	—	—	71
Total before associates	2016	2,612	1,702	1,699	643	980
	2015	3,303	2,204	2,252	570	883
Pueblo Viejo (4)	2016	439	340	335	398	488
	2015	434	292	357	493	607
Other associate (4)	2016	177	70	67	693	791
	2015	130	48	48	1,387	1,874
Wharf (5)	2016	—	—	—	—	—
	2015	19	11	16	941	996
Total – including associates	2016	3,228	2,112	2,101	606	896
	2015	3,886	2,555	2,673	576	865

(1)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.09 per silver ounce (2015 – $4.07 per silver ounce) sold to Silver Wheaton).

(2)
For the purpose of calculating AISC, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate AISC in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on AISC directly incurred at the mine site. AISC for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(3)
Gold produced in 2015 include pre-commercial production ounces from Éléonore. However, gold sold excludes pre-commissioning sales ounces from Éléonore, prior to April 1, 2015 as these ounces were credited against capitalized project costs.

(4)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo and NuevaUnión (formerly referred to as Project Corridor), throughout this document. Total cash costs: by-product and AISC are non-GAAP performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 31-37 of this report.

(5)
In accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations, Wharf was classified as a discontinued operation for the three and nine months ended September 30, 2015. The sale of Wharf was completed on February 20, 2015.

GOLDCORP  |  12

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Peñasquito, Mexico (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined – sulphide (thousands)	13,590	9,365	45%	32,393	29,295	11%
Tonnes of ore mined – oxide (thousands)	10	1,226	(99)%	1,106	2,973	(63)%
Tonnes of waste removed (thousands)	32,712	40,196	(19)%	106,270	113,333	(6)%
Tonnes of total material moved (thousands)	46,313	50,786	(9)%	139,769	145,601	(4)%
Ratio of waste to ore	2.4	3.8	(37)%	3.2	3.5	(9)%
Average head grade
Gold (grams/tonne)	0.69	1.08	(36)%	0.61	1.07	(43)%
Silver (grams/tonne)	25.36	32.72	(22)%	23.35	28.71	(19)%
Lead	0.24%	0.34%	(29)%	0.22%	0.31%	(29)%
Zinc	0.56%	0.76%	(26)%	0.53%	0.69%	(23)%
Sulphide Ore
Tonnes of ore milled (thousands)	9,029	9,419	(4)%	24,869	29,016	(14)%
Average recovery rate
Gold	63%	77%	(18)%	61%	73%	(16)%
Silver	80%	83%	(4)%	78%	79%	(1)%
Lead	76%	74%	3%	69%	71%	(3)%
Zinc	79%	82%	(4)%	76%	79%	(4)%
Concentrates Produced – Payable Metal Produced
Gold (thousands of ounces)	117	230	(49)%	269	671	(60)%
Silver (thousands of ounces)	5,202	7,343	(29)%	12,838	18,955	(32)%
Lead (thousands of pounds)	33,800	49,200	(31)%	79,800	133,400	(40)%
Zinc (thousands of pounds)	75,200	111,500	(33)%	184,600	299,500	(38)%
Lead concentrate (dry metric tonnes)	35,600	43,600	(18)%	84,100	120,200	(30)%
Zinc concentrate (dry metric tonnes)	76,600	102,800	(25)%	196,800	284,400	(31)%
Oxide Ore
Tonnes of ore processed (thousands of ounces)	10	1,226	(99)%	1,106	2,973	(63)%
Produced
Gold (thousands of ounces)	3	6	(50)%	13	19	(32)%
Silver (thousands of ounces)	40	129	(69)%	235	512	(54)%
Sulphide & Oxide Ores – Payable Metal Produced
Gold (thousands of ounces)	121	236	(49)%	282	690	(59)%
Silver (thousands of ounces)	5,242	7,472	(30)%	13,073	19,468	(33)%
Lead (thousands of pounds)	33,700	49,200	(32)%	79,800	133,400	(40)%
Zinc (thousands of pounds)	75,200	111,500	(33)%	184,600	299,500	(38)%
Gold equivalent (thousands of ounces) (1)	292	474	(38)%	703	1,319	(47)%

GOLDCORP  |  13

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

	Three months ended September 30			Nine months ended September 30
	2016	2015	Change	2016	2015	Change
Sulphide and Oxide Ores – Payable Metal Sold
Gold (thousands of ounces)	100	226	(56)%	264	698	(62)%
Silver (thousands of ounces)	5,242	7,301	(28)%	12,554	20,293	(38)%
Lead (thousands of pounds)	32,900	49,100	(33)%	76,400	136,700	(44)%
Zinc (thousands of pounds)	73,000	118,700	(39)%	189,300	290,200	(35)%
Average realized prices
Gold (per ounce)	$1,341	$1,077	25%	$1,301	$1,157	12%
Silver (per ounce) (2)	$15.80	$11.97	32%	$14.56	$12.88	13%
Lead (per pound)	$0.89	$0.76	17%	$0.83	$0.81	2%
Zinc (per pound)	$1.08	$0.75	44%	$0.94	$0.87	8%
Total Cash Costs: By-product (per ounce) (3)	$423	$267	58%	$678	$283	140%
Total Cash Costs: Co-product (per ounce) (3)	$849	$519	64%	$876	$546	60%
AISC (per ounce)	$777	$467	66%	$1,252	$504	148%
Mining cost (per tonne)	$2.09	$1.92	9%	$2.04	$2.08	(2)%
Milling cost (per tonne)	$5.67	$6.30	(10)%	$5.94	$6.68	(11)%
General and administrative cost (per tonne milled)	$2.09	$1.89	11%	$2.32	$2.05	13%
Off-site cost per tonne sold (lead)	$590	$629	(6)%	$645	$653	(1)%
Off-site cost per tonne sold (zinc)	$322	$326	(1)%	$309	$344	(10)%
Financial Data (in millions)
Revenues (2)	$289	$406	(29)%	$682	$1,292	(47)%
Depreciation and depletion	$70	$106	(34)%	$165	$291	(43)%
Earnings (loss) from operations	$22	$83	(73)%	$(1)	$331	(100)%
Expenditures on mining interests (cash basis)	$49	$50	(2)%	$171	$170	1%
– Sustaining	$34	$42	(19)%	$146	$145	1%
– Expansionary	$15	$8	88%	$25	$25	—%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold; by-product metal prices of $16.50 per ounce of silver; $2.75 per pound copper; $0.90 per pound of zinc; and $0.95 per pound of lead (2015 – $1,300; $22.00; $3.00; $0.90; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.09 per ounce (2015 – $4.07 ounce). The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, total cash costs for the three and nine months ended September 30, 2016 would be $849 per ounce of gold, $10.60 per ounce of silver, $0.92 per pound of lead and $0.86 per pound of zinc and $876 per ounce of gold, $10.85 per ounce of silver, $0.96 per pound of lead, and $0.86 per pound of zinc, respectively (three and nine months ended September 30, 2015 – $519, $7.47, $0.60, and $0.64, and $546, $7.81, $0.66, and $0.68, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.09 per ounce (2015 – $4.07 ounce) with the remaining 75% of silver ounces sold at market rates.

Peñasquito’s gold production for the three and nine months ended September 30, 2016 was lower than the three and nine months ended September 30, 2015 due to: lower grade, as expected, as a result of mine sequencing; lower throughput due to harder ore types processed; and lower recoveries associated with processing lower grade stockpile ore.  Towards the end of the third quarter of 2016 mining shifted from the lower grade upper transitional ore into higher grade ore in the lower portion of the pit. The Company expects gold grade to continue to improve during the fourth quarter of 2016 as the mine progresses deeper into the high-grade zone in the current phase. Tonnes milled are also expected to increase due to less planned maintenance.
The increase in AISC for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30 2015 was primarily due to lower gold production and lower by-product credits, partially offset by lower operating costs and a weaker Mexican peso. The decrease in operating costs was due to lower explosives, power, contractors, fuel and consumables costs.
The Northern Well Field ("NWF") project, which will satisfy Peñasquito's long-term water requirements, ramped up as expected and reached design capacity in the fourth quarter of 2016.

GOLDCORP  |  14

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	178	340	(48)%	661	925	(29)%
Eureka ore mined (thousands of tonnes)	98	126	(22)%	319	355	(10)%
Eureka ore grade (grams/tonne)
– Gold	13.80	10.58	30%	11.10	11.50	(3)%
– Silver	183.80	226.8	(19)%	168.4	273.0	(38)%
Mariana Central ore mined (thousands of tonnes)	80	81	(1)%	326	177	84%
Mariana Central ore grade (grams/tonne)
– Gold	21.00	30.60	(31)%	18.10	26.50	(32)%
– Silver	138.50	259.4	(47)%	112.80	183.1	(38)%
Stockpile milled (thousands of tonnes)	—	134	(100)%	15	393	(96)%
Stockpile ore grade (grams/tonne)
– Gold	—	4.93	-	1.79	7.90	(77)%
– Silver	—	52.3	-	10.90	108.6	(90)%
Average mill head grade (grams/tonne)
– Gold	17.01	13.09	30%	14.33	12.81	12%
– Silver	163.53	167.2	(2)%	137.0	186.5	(27)%
Average recovery rate
– Gold	95%	95%	—%	95%	94%	1%
– Silver	83%	83%	—%	87%	82%	6%
Produced (thousands of ounces)
– Gold	96	136	(29)%	297	360	(18)%
– Silver	805	1,501	(46)%	2,609	4,610	(43)%
– Gold equivalent ounces (1)	107	161	(34)%	336	438	(23)%
Sold (thousands of ounces)
– Gold	99	158	(37)%	312	449	(31)%
– Silver	800	1,740	(54)%	2,768	5,945	(53)%
Average realized price (per ounce)
– Gold	$1,323	$1,131	17%	$1,267	$1,179	7%
– Silver	$19.33	$14.97	29%	$16.89	$16.09	5%
Total Cash Costs: By-product (per ounce) (2)	$450	$610	(26)%	$443	$607	(27)%
Total Cash Costs: Co-product (per ounce) (2)	$533	$661	(19)%	$522	$679	(23)%
AISC (per ounce)	$651	$731	(11)%	$633	$739	(14)%
Mining cost (per tonne)	$130.03	$116.66	11%	$108.86	$118.65	(8)%
Milling cost (per tonne)	$51.19	$39.72	29%	$40.83	$42.71	(4)%
General and administrative cost (per tonne milled)	$143.03	$114.12	25%	$119.39	$114.41	4%
Financial Data (in millions)
Revenues	$147	$204	(28)%	$442	$624	(29)%
Depreciation and depletion	$59	$97	(39)%	$172	$272	(37)%
Earnings (loss) from operations	$26	$(15)	(273)%	$75	$(15)	—%
Expenditures on mining interests (cash basis)	$24	$32	(25)%	$75	$200	(63)%
– Sustaining	$18	$17	6%	$53	$56	(5)%
– Expansionary	$6	$15	(60)%	$22	$144	(85)%

GOLDCORP  |  15

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $16.50 per ounce of silver (2015 – $1,300 and $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Cerro Negro for the three and nine months ended September 30, 2016 would be $533 per ounce of gold and $9.04 per ounce of silver and $522 per ounce of gold and $8 per ounce of silver, respectively (three and nine months ended September 30, 2015 – $661 and $10.39, and $679 and $10.64, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

Cerro Negro is comprised of the Eureka and Mariana Central underground mines, both of which feed a single processing facility. The operational focus remains on improving productivity of the mines through improved development rates, backfill capabilities, optimization of mine sequencing, cost reductions and a restructuring process that started in the second quarter of 2016.
Gold production for the three and nine months ended September 30, 2016 was lower than the three and nine months ended September 30, 2015 due to the exhaustion of surface stockpiles by the end of 2015.  As the planned mine ramp-up continues, ore mined increased by 22% for the nine months ended September 30, 2016 compared to the same period in 2015. Ore mined in the third quarter of 2016 was negatively impacted by approximately 20 days of work stoppages that were associated with the workforce reduction related to the restructuring process.  Further work stoppages are possible as the restructuring process continues.
AISC for the three and nine months ended September 30, 2016 were lower compared to the three and nine months ended September 30, 2015. Production costs incurred in the three and nine months ended September 30, 2016 of $56 million and $178 million, respectively, are 42% and 35% lower than the $97 million and $275 million, respectively, incurred in the same period in 2015 due to a reduction of approximately 60% in the value of the Argentine peso compared to the US dollar, the impact of a reduction in personnel (employees and contractors), the elimination of Argentina's 5% tax on doré mineral exports, partially offset by high domestic inflation rates. Cerro Negro has decreased personnel by approximately 40% since the start of 2015.  Combined with mine improvement initiatives, Cerro Negro's restructuring process is expected to contribute sustainable annual savings of approximately $65 million in 2018.
Current plans include the completion of a pre-feasibility study by the end of 2016 for additional veins at the Marianas Complex. This work includes the design and development of Mariana Norte and Emilia in 2017 and 2018 to add to the current production from Mariana Central and Eureka. These plans are captured in the Cerro Negro Marianas Complex Life of Mine Study, which is focused on an optimal mine design, development execution plan, and production schedule to maximize net asset value. The Company expects Cerro Negro to sustain its nameplate mill capacity of 4,000 tonnes per day in 2018.

GOLDCORP  |  16

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (40%-owned)
(tabular amounts below represent Goldcorp's proportionate 40% share)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	1,943	2,560	(24)%	5,711	4,517	26%
Tonnes of waste removed (thousands)	2,074	1,539	35%	6,395	6,465	(1)%
Ratio of waste to ore	1.1	0.6	83%	1.1	1.4	(21)%
Tonnes of ore processed (thousands)	729	782	(7)%	2,192	2,221	(1)%
Average mill head grade (grams/tonne)	5.79	5.23	11%	5.36	4.70	14%
Average recovery rate	93%	88%	6%	90%	87%	3%
Gold (thousands of ounces)
– Produced	126	115	10%	340	292	16%
– Sold	127	128	(1)%	335	357	(6)%
Average realized gold price (per ounce)	$1,323	$1,118	18%	$1,262	$1,179	7%
Total Cash Costs: By-product (per ounce)(1)	$376	$481	(22)%	$398	$493	(19)%
Total Cash Costs: Co-product (per ounce)(1)	$418	$497	(16)%	$431	$513	(16)%
AISC (per ounce)	$454	$585	(22)%	$488	$607	(20)%
Mining cost (per tonne)	$2.55	$2.64	(3)%	$2.77	$2.64	5%
Milling cost (per tonne)	$42.79	$43.00	—%	$45.02	$48.14	(6)%
General and administrative cost (per tonne milled)	$15.20	$11.22	35%	$11.00	$10.70	3%
Financial Data (in millions) (2)
Revenues	$175	$146	20%	$439	$434	1%
Depreciation and depletion	$12	$35	(66)%	$32	$98	(67)%
Earnings from operations	$108	$46	135%	$258	$147	76%
Expenditures on mining interests (cash basis)	$9	$10	(10)%	$28	$34	(18)%
– Sustaining	$9	$10	(10)%	$28	$34	(18)%
– Expansionary	$—	$—	—	$—	$—	—

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three and nine months ended September 30, 2016 would be $418 per ounce of gold and $5.68 per ounce of silver and $431 per ounce of gold and $5.85 per ounce of silver, respectively (three and nine months ended September 30, 2015 – $497 and $7.45, and $513 and $7.69, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

(2)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings (Loss) and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three and nine months ended September 30, 2016, the Company's equity earnings from Pueblo Viejo were $47 million and $109 million, respectively (three and nine months ended September 30, 2015 – equity earnings of $20 million and equity earnings of $40 million, respectively).

Pueblo Viejo's gold production for the three and nine months ended September 30, 2016 was higher than the three and nine months ended September 30, 2015, primarily due to higher head grades and recoveries, partially offset by lower tonnes processed. The increase in head grades was a result of mine sequencing, while recoveries improved due to higher grade ore being processed and a lower amount of carbonaceous ore processed in 2016. The decrease in throughput resulted from a combination of unplanned maintenance and power outages.
AISC for the three and nine months ended September 30, 2016 were lower than the three and the nine months ended September 30, 2015, primarily due to higher production and lower operating costs. The decrease in operating costs was primarily attributable to lower power, fuel and autoclave maintenance costs, partially offset by higher equipment rental costs.

GOLDCORP  |  17

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	172	160	8%	476	445	7%
Average mill head grade (grams/tonne)	17.12	15.69	9%	16.79	19.73	(15)%
Average recovery rate	97%	97%	—%	96%	97%	(1)%
Gold (thousands of ounces)
– Produced (1)	84	78	8%	236	276	(14)%
– Sold	82	75	9%	237	274	(14)%
Average realized gold price (per ounce)	$1,340	$1,121	20%	$1,265	$1,181	7%
Total Cash Costs: By-product (per ounce)	$516	$601	(14)%	$574	$560	3%
AISC (per ounce)	$775	$1,028	(25)%	$853	$889	(4)%
Mining cost (per tonne)	$183.02	$189.36	(3)%	$195.48	$211.08	(7)%
Milling cost (per tonne) (1)	$42.23	$48.15	(12)%	$46.65	$52.48	(11)%
General and administrative cost (per tonne milled)	$55.81	$71.89	(22)%	$59.11	$75.22	(21)%
Financial Data (in millions)
Revenues	$111	$85	31%	$301	$325	(7)%
Depreciation and depletion	$31	$27	15%	$90	$91	(1)%
Earnings from operations	$34	$9	278%	$59	$69	(14)%
Expenditures on mining interests (cash basis)	$21	$40	(48)%	$76	$132	(42)%
– Sustaining	$18	$25	(28)%	$56	$68	(18)%
– Expansionary (2)	$3	$15	(80)%	$20	$64	(69)%

(1)
Included in tonnes of ore milled and gold ounces produced for the third quarter of 2016 are 9,000 tonnes and 2,200 ounces from the Cochenour gold project. This compares to 15,000 tonnes and 2,000 ounces produced in the third quarter of 2015.

(2)
Includes capital expenditures at Cochenour for the three and nine months ended September 30, 2016 of $3 million and $20 million, respectively (three and nine months ended September 30, 2015 $15 million and $64 million, respectively).

Gold production at Red Lake for the three months ended September 30, 2016 was higher than the three months ended September 30, 2015 due to increased throughput and higher grade. New mining fronts and improved mining efficiencies from bulk mining in the Upper Red Lake and Sulphide zones were key enablers to the increased production. Despite higher tonnes mined in the Upper Red Lake and Sulphide zones, gold production at Red Lake for the nine months ending September 30, 2016 was lower than the nine months ended September 30, 2015 due to lower production from the High Grade Zone and Campbell.

AISC decreased 25% and 4%, respectively, for the three and nine months ended September 30, 2016, compared to the three and nine months ended September 30, 2015. The decrease is due to lower operating costs, a weaker Canadian Dollar, lower exploration costs and lower sustaining capital expenditures. The decrease in exploration expenditures was attributable to decreased exploration at HG Young as the Company anticipates that further drilling will be more efficient from the access provided by the decline as opposed to continuing with surface drilling.

Trade-off studies on the rationalization of infrastructure identified a number of opportunities. During the third quarter of 2016 the Number One Shaft was placed on care and maintenance and plans are in place to shut down the Red Lake mill in the first quarter of 2017 and to place the Campbell shaft on care and maintenance in the second quarter of 2017. This will consolidate the path of ore from the mined stope to surface from four shafts to two and reduce operating and maintenance costs.

GOLDCORP  |  18

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	458	536	(15)%	1,289	1,190	8%
Tonnes of ore mined (thousands)	452	389	16%	1,286	953	35%
Average mill head grade (grams/tonne)	5.22	5.78	(10)%	5.48	5.19	6%
Average recovery rate	91%	85%	7%	90%	87%	3%
Gold (thousands of ounces)
– Produced	68	87	(22)%	209	163	28%
– Sold	66	85	(22)%	209	162	29%
Average realized gold price (per ounce)	$1,334	$1,122	19%	$1,266	$1,145	11%
Total Cash Costs: By-product (per ounce)	$876	$915	(4)%	$845	$1,098	(23)%
AISC (per ounce)	$970	$974	—%	$951	$1,203	(21)%
Mining cost (per tonne)	$63.28	$71.04	(11)%	$62.91	$82.91	(24)%
Milling cost (per tonne)	$34.97	$39.08	(11)%	$37.89	$40.22	(6)%
General and administrative cost (per tonne milled)	$30.09	$31.58	(5)%	$34.67	$38.20	(9)%
Financial Data (in millions)
Revenues (1)	$87	$95	(8)%	$264	$147	80%
Depreciation and depletion	$34	$48	(29)%	$107	$78	37%
Loss from operations	$(4)	$(27)	(85)%	$(19)	$(66)	(71)%
Expenditures on mining interests (cash basis)	$23	$43	(47)%	$62	$237	(74)%
– Sustaining	$5	$5	—%	$20	$13	54%
– Expansionary	$18	$38	(53)%	$42	$224	(81)%

(1)
During the pre-commissioning production period (prior to April 1, 2015), costs incurred, net of proceeds from sales of $48 million, were offset against capitalized mining costs and are referred to as pre-operating expenditures.

Éléonore commenced commercial production effective April 1, 2015 utilizing a temporary hoisting system in the exploration shaft supplemented with truck haulage to surface from the higher ore horizons while construction on a production shaft advanced. At the end of the third quarter of 2016 the production shaft construction including the ore handling system on the 690 meter level was completed and commissioned and hoisting commenced early in October 2016. Increased production levels, development efficiencies and reduced operating costs are anticipated as a result of the production shaft completion. An additional loading pocket near the bottom of the production shaft is expected to be completed in the fourth quarter of 2016 which will enable development of the lower zones of the mine.

Mine production for the nine months ended September 30, 2016 was in line with the planned annual average of between 4,700 to 5,000 tonnes per day of ore from four production horizons. With the completion of the production shaft, the mine will continue to ramp up ore production in line with the mine plan as a further two production horizons are brought on line by 2018. The production ramp-up to 7,000 tonnes per day is expected to be completed in the first half of 2018.

Gold production for the three months ended September 30, 2016 was lower than the three months ending September 30, 2015, primarily due to lower tonnes and lower grades. Lower tonnage was the result of mill feed consisting of only mine material while the comparative period in 2015 included significant feed from surface stockpiles. The lower grade for the third quarter 2016 was in line with the mine plan. Gold production for the nine months ended September 30, 2016 was higher than the nine months ended September 30, 2015 as Éléonore continues to ramp up production and productivity improvements are realized.

AISC for the three months ended September 30, 2016 was similar compared to the three months ended September 30, 2015. The decrease in AISC for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was primarily due to higher production and the weaker Canadian Dollar.

GOLDCORP  |  19

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	876	1,116	(22)%	2,683	2,897	(7)%
Hoyle Pond ore mined (thousands of tonnes)	76	92	(17)%	276	240	15%
Hoyle Pond ore grade (grams/tonne)	14.13	12.86	10%	14.42	14.95	(4)%
Dome ore mined (thousands of tonnes)	86	154	(44)%	310	408	(24)%
Dome ore grade (grams/tonne)	3.65	3.32	10%	3.63	3.22	13%
Hollinger ore mined (thousands of tonnes)	714	122	485%	1,575	371	325%
Hollinger ore grade (grams/tonne)	1.02	1.03	(1)%	0.98	1.07	(8)%
Stockpile ore mined (thousands of tonnes)	—	747	(100)%	522	1,879	(72)%
Stockpile ore grade (grams/tonne)	0.83	0.79	5%	0.64	0.79	(19)%
Average mill head grade (grams/tonne)	2.41	2.16	12%	2.60	2.34	11%
Average recovery rate	92%	91%	1%	92%	91%	1%
Gold (thousands of ounces)
– Produced	64	71	(10)%	211	200	6%
– Sold	64	71	(10)%	212	199	7%
Average realized gold price (per ounce)	$1,340	$1,124	19%	$1,259	$1,173	7%
Total Cash Costs: By-product (per ounce)	$758	$725	5%	$675	$778	(13)%
AISC (per ounce)	$947	$1,018	(7)%	$872	$1,095	(20)%
Mining cost underground (per tonne)	$118.07	$96.16	23%	$99.38	$107.77	(8)%
Mining cost open pit (per tonne)	$4.88	$5.71	(15)%	$5.02	$6.31	(20)%
Milling cost (per tonne)	$8.15	$7.95	3%	$7.62	$8.79	(13)%
General and administrative cost (per tonne milled)	$12.62	$10.79	17%	$10.92	$12.77	(14)%
Financial Data (in millions)
Revenues	$85	$79	8%	$267	$233	15%
Depreciation and depletion	$21	$12	75%	$56	$36	56%
Earnings from operations	$17	$19	(11)%	$64	$51	25%
Expenditures on mining interests (cash basis)	$11	$23	(52)%	$41	$71	(42)%
– Sustaining	$9	$17	(47)%	$31	$52	(40)%
– Expansionary (1)	$2	$6	(67)%	$10	$19	(47)%

(1)
Includes capital expenditures at Borden for the three and nine months ended September 30, 2016 of $2 million and $10 million, respectively (three and nine months ended September 30, 2015 – $5 million and $13 million, respectively).

Porcupine's Dome processing facility is fed ore from three different sources: Hoyle Pond, Dome and Hollinger, with long-term stockpiles depleted during the second quarter of 2016. During 2016, the Hollinger open pit ramped up after commencing twenty-four hour per day production in the fourth quarter of 2015. The Dome underground mine continued in production while management develops an operating plan to extract maximum value from the mine. Porcupine is now undertaking a comprehensive performance improvement effort which the Company expects will result in approximately $35 million in annual sustainable productivity improvements and cost savings in 2018.

Gold production for the three months ended September 30, 2016 was lower than the three months ended September 30, 2015 due to lower mined tonnes from the Hoyle Pond and Dome Mines as planned, partially offset by higher mined tonnes from the Hollinger open pit. Gold production for the nine months ended September 30, 2016 was higher than the nine months ended September 30, 2015 due to higher mined tonnes from the Hoyle Pond Mine and Hollinger open pit. Expected lower milled tonnes for the three month and nine month period ended September 30, 2016 was a result of the long term surface stockpiles being depleted in second quarter of 2016.

AISC for the three months ended September 30, 2016, was lower compared to the three months ended September 30, 2015, primarily due to lower sustaining capital expenditures from the completion of the Hoyle Deep project and lower operating costs. AISC for the nine months ended September 30, 2016, was lower compared to the nine months ended September 30, 2015 due to higher production, a weaker Canadian Dollar and the same factors affecting the three month period.

GOLDCORP  |  20

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	267	321	(17)%	840	895	(6)%
Average mill head grade (grams/tonne)	7.12	7.28	(2)%	7.19	6.86	5%
Average recovery rate	96%	97%	(1)%	96%	97%	(1)%
Gold (thousands of ounces)
– Produced	59	71	(17)%	186	189	(2)%
– Sold	58	70	(17)%	186	186	—%
Average realized gold price (per ounce)	$1,339	$1,130	18%	$1,251	$1,173	7%
Total Cash Costs: By-product (per ounce)	$626	$541	16%	$548	$631	(13)%
AISC (per ounce)	$753	$697	8%	$671	$796	(16)%
Mining cost (per tonne)	$68.33	$58.19	17%	$62.62	$67.14	(7)%
Milling cost (per tonne)	$13.56	$12.24	11%	$12.73	$13.37	(5)%
General and administrative cost (per tonne milled)	$50.18	$35.91	40%	$43.42	$39.24	11%
Financial Data (in millions)
Revenues	$79	$80	(1)%	$234	$219	7%
Depreciation and depletion	$15	$16	(6)%	$47	$44	7%
Earnings from operations	$26	$27	(4)%	$80	$59	36%
Expenditures on mining interests (cash basis)	$7	$10	(30)%	$19	$25	(24)%
– Sustaining	$5	$10	(50)%	$17	$25	(32)%
– Expansionary	$2	$—	—	$2	$—	—

Gold production at Musselwhite for the three months ended September 30, 2016 was lower than the three months ended September 30, 2015 due to lower mined tonnes as a result of mine sequencing. Gold production for the nine months ended September 30, 2016 was essentially unchanged from the nine month period ended September 30, 2015.

AISC for the three months ended September 30, 2016 were higher than for the three months ended September 30, 2015, primarily as a result of lower gold production, partially offset by lower sustaining capital. AISC for the nine months ended September 30, 2016 were lower than for the nine months ended September 30, 2015, primarily as a result of a weaker Canadian dollar and lower sustaining capital.

GOLDCORP  |  21

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OTHER MINE SITE OPERATING AND FINANCIAL DATA
The Company's Other operations consist of Los Filos (100%-owned) in Mexico, Marlin (100%-owned) in Guatemala, and Alumbrera (37.5%-owned) in Argentina.

Los Filos, Mexico (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	2,267	4,737	(52)%	8,587	13,256	(35)%
Tonnes of waste removed (thousands)	2,979	11,300	(74)%	11,394	35,494	(68)%
Ratio of waste to ore	1.4	2.4	(42)%	1.4	2.7	(48)%
Tonnes of ore processed (thousands)	2,219	4,720	(53)%	8,604	13,139	(35)%
Average grade processed (grams/tonne)	0.75	0.82	(9)%	0.83	0.76	9%
Gold (thousands of ounces)
– Produced	47	70	(33)%	194	198	(2)%
– Sold	41	69	(41)%	190	194	(2)%
Total Cash Costs: By-product (per ounce) (1)	$782	$1,275	(39)%	$744	$1,037	(28)%
AISC (per ounce) (1)	$938	$1,442	(35)%	$854	$1,231	(31)%
Financial Data (in millions)
Expenditures on mining interests (cash basis)	$6	$10	(40)%	$19	$34	(44)%
– Sustaining	$6	$10	(40)%	$19	$34	(44)%
– Expansionary	$—	$—	—	$—	$—	—

(1)
Includes a $30 million cash reduction of the carrying value of the heap leach ore inventory to net realizable value during the three months ended September 30, 2015; nine months ended September 30, 2015 - $39 million cash reduction. Total cash costs by-product, excluding the impact of carrying value reduction were $841 per ounce and $1,009 per ounce for the three months ending September 30, 2015. For the nine months ended September 30, 2015 $837 per ounce and $1,031 per ounce respectively.

Commencing in 2016, Los Filos is operating under a revised life of mine plan that includes a smaller pit, lower stripping costs and a shorter mine life.
Gold production for the three and nine months ended September 30, 2016 was lower than the three and nine months ended September 30, 2015, mainly as a result of lower tonnes placed on the heap leach pad tied to the revised mine plan, partially offset by higher recovered ounces from enhanced recovery strategies related to historical and current leach pad inventories, including higher solution flow and deeper surface ripping.
The decrease in AISC for the three and nine months ended September 30, 2016 compared to the three and nine months ended September 30, 2015, was primarily due to lower operating costs and a weaker Mexican Peso, partially offset by lower gold sales. Lower operating costs are mainly related to the lower stripping costs associated with the revised mine plan.
During the third quarter of 2016, the Company continued its strategic review of the future of Los Filos as the mine transitions from the open pits towards a predominantly higher grade, underground operation. The transition to underground mining is focused on the development of a pre-feasibility study for Bermejal Deep, which commenced in the third quarter of 2016. The study cost is estimated at $22 million, of which $4 million is expected to be spent in 2016, and is on track for completion in mid-2017. In parallel with this work, the Company has announced a formal sales process of Los Filos due to the non-core nature of the asset within the Goldcorp portfolio.

GOLDCORP  |  22

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Marlin, Guatemala (100% owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore milled (thousands)	253	319	(21)%	740	1,000	(26)%
Average mill head grade (grams/tonne)
– Gold	3.32	4.28	(22)%	3.74	4.12	(9)%
– Silver	163	192	(15)%	177	181	(2)%
Average recovery rate
– Gold	97%	97%	—%	97%	97%	—%
– Silver	97%	95%	2%	96%	95%	1%
Produced (thousands of ounces)
– Gold	26	42	(38)%	87	128	(32)%
– Silver	1,305	1,837	(29)%	4,096	5,454	(25)%
– Gold equivalent ounces (1)	46	73	(37)%	149	220	(32)%
Sold (thousands of ounces)
– Gold	27	39	(31)%	89	125	(29)%
– Silver	1,313	1,717	(24)%	4,203	5,301	(21)%
Total Cash Costs: By-product (per ounce) (2)	$869	$216	302%	$864	$353	145%
Total Cash Costs: Co-product (per ounce) (2)	$1,101	$525	110%	$1,011	$629	61%
AISC (per ounce)	$1,054	$759	39%	$1,068	$896	19%
Financial Data (in millions)
Expenditures on mining interests (cash basis)	$—	$15	(100)%	$2	$50	(96)%
– Sustaining	$—	$15	(100)%	$2	$50	(96)%
– Expansionary	$—	$—	—	$—	$—	—

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $16.50 per ounce of silver (2015 – $1,300; $22.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three and nine months ended September 30, 2016 would be $1,101 per ounce of gold and $15.30 per ounce of silver and $1,011 per ounce of gold and $14.06 per ounce of silver, respectively (three and nine months ended September 30, 2015 – $525 and $8.13, and $629 and $9.67, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

Gold and silver production for the three and nine months ended September 30, 2016 was lower than the three and nine months ended September 30, 2015, in line with Marlin's expected closure at the end of the year.
AISC for the three and nine months ended September 30, 2016 was higher compared to the three and nine months ended September 30, 2015 primarily as a result of lower gold production, partially offset by lower sustaining capital expenditures.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera, Argentina (37.5%-owned)
(tabular amounts below represent Goldcorp's proportionate 37.5% share)

	Three months ended September 30			Nine months ended September 30
Operating Data	2016	2015	Change	2016	2015	Change
Tonnes of ore mined (thousands)	3,445	3,637	(5)%	9,298	11,110	(16)%
Tonnes of waste removed (thousands)	2,198	5,078	(57)%	8,263	13,556	(39)%
Ratio of waste to ore	0.6	1.4	(57)%	0.9	1.2	(25)%
Tonnes of ore milled (thousands)	3,151	2,933	7%	9,498	9,235	3%
Average mill head grade
– Gold (grams/tonne)	0.34	0.25	36%	0.33	0.25	32%
– Copper	0.29%	0.24%	21%	0.28%	0.20%	40%
Average recovery rate
– Gold	69%	69%	—%	69%	66%	5%
– Copper	84%	79%	6%	82%	71%	15%
Produced (thousands)
– Gold (ounces)	24	16	50%	70	48	46%
– Copper (pounds)	16,600	12,300	35%	47,500	29,800	59%
– Gold equivalent ounces (1)	68	47	45%	192	121	59%
Sold (thousands)
– Gold (ounces)	22	22	—%	67	48	40%
– Copper (pounds)	14,900	14,700	1%	45,100	34,100	32%
Total Cash Costs: By-product (per ounce) (2)	$237	$1,504	(84)%	$693	$1,387	(50)%
Total Cash Costs: Co-product (per ounce) (2)	$604	$1,047	(42)%	$758	$1,025	(26)%
AISC (per ounce)	$330	$1,925	(83)%	$791	$1,874	(58)%
Financial Data (in millions)
Expenditures on mining interests (cash basis)	$—	$7	(100)%	$—	$14	(100)%
– Sustaining	$—	$7	—	$—	$14	—
– Expansionary	$—	$—	—%	$—	$—	—%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce of gold and a by-product metal price of $2.75 per pound of copper (2015 – $1,300 and $3.00, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three and nine months ended September 30, 2016 would be $604 per ounce of gold and $1.68 per pound of copper and $758 per ounce of gold and $2.04 per pound of copper, respectively (three and nine months ended September 30, 2015 – $1,047 and $2.94, $1,025 and $2.87, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

Alumbrera’s gold and copper production for the three and nine months ended September 30, 2016 was higher than the three and nine months ended September 30, 2015 due to higher grades from mining phase 12 and higher tonnes milled. The increase in tonnes processed was primarily attributable to better ore grindability.

AISC for the third quarter of 2016 were lower compared to the third quarter of 2015, primarily as a result of higher production, lower operating costs, the elimination of Argentina's 10% export tax on concentrate mineral exports, the devaluation of Argentine peso and lower capital expenditures. AISC for the nine months ended September 30, 2016 were lower compared to the nine months ended September 30, 2015 primarily as a result of higher production, the elimination of Argentina's 10% export tax on concentrate mineral exports, the devaluation of Argentine peso, lower capital expenditures, partially offset by higher operating costs and lower by-product copper credits.

GOLDCORP  |  24

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

The Company has numerous projects underway that provide potential growth in net asset value ("NAV"). The current project milestones for 2016 and 2017 are outlined below.

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Peñasquito – Pyrite Leach Project	Feasibility study		Execution
Musselwhite – Materials Handling Project	Internal study		Execution
Red Lake – HG Young	Concept study				Pre-feasibility study
Red Lake – Cochenour	Advanced exploration
Peñasquito – Camino Rojo Oxide Project	Pre-feasibility study
Porcupine – Dome Century			Concept study		Pre-feasibility study
Porcupine – Borden	Pre-feasibility study
Coffee Project			Permitting and Exploration
NuevaUnión (formerly Project Corridor) (50%-owned)	Trade-off studies			Pre-feasibility study
The Company budgeted approximately $100 million for 2016 to bring its internal growth projects through their various study phases. Peñasquito's Pyrite Leach Project and Musselwhite's Materials Handling Project were approved by the Company's Board of Directors on July 27, 2016 and Goldcorp acquired the Coffee Project on July 19, 2016. With the approval of these projects, the recently acquired Coffee project, and additional expenditures planned at Mariana Norte, growth capital for 2016 is expected to increase to $190 million to $200 million.
Expenditures relating to the Company's growth projects for the three and nine months ended September 30, 2016 were as follows:

	September 30, 2016		September 30, 2015
Project	Three months ended	Nine months ended	Three months ended	Nine months ended
Peñasquito – Pyrite Leach Project	$7	$14	$5	$11
Musselwhite – Materials Handling Project	2	2	—	—
Red Lake – HG Young	2	7	9	19
Red Lake – Cochenour	3	20	15	64
Peñasquito – Camino Rojo Oxide Project	1	4	3	10
Porcupine – Borden	2	10	5	13
Coffee Project	8	8	—	—
NuevaUnión (formerly Project Corridor) (50%)	7	3	8	2
TOTAL	$32	$68	$45	$119
Of the $32 million and $68 million of expenditures for the three and nine months ended September 30, 2016, $30 million and $61 million are included in expenditures on mining interests and $2 million and $7 million (relating to HG Young) have been expensed as exploration.
Peñasquito: Pyrite Leach
The Pyrite Leach Project (“PLP”) received Board approval on July 27, 2016, with an expected capital investment of approximately $420 million based on a feasibility study completed in December 2015. The PLP is expected to provide annual incremental production of 100-140 thousand gold ounces and approximately 4-6 million silver ounces. The contractor is currently ramping up detailed engineering, preparing bid packages for long lead time equipment, and mobilizing on site to begin construction activities of permanent facilities. Construction is anticipated to be substantially complete in the second half of 2018 with gold production commencing in 2019. The Company has hedged approximately 50% of the Mexican peso project expenditures at an average foreign exchange rate of 20.0 Mexican pesos to the US dollar.

Project expenditures have been included as expansionary capital in expenditures on mining interests in Peñasquito.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite: Materials Handling
The Materials Handling Project ("MHP") was approved by the Company's Board of Directors on July 27, 2016. Mobilization of the contractor occurred in August 2016 with lateral development commencing in September 2016. Winze raisebore construction is expected to commence in the first quarter of 2017. This project is designed to provide an economic and practical means of transporting ore as the current ventilation system cannot support the additional haul truck fleet required to extend mine life.  The project will enable hoisting of ore through an underground winze and associated infrastructure which will result in reduced reliance on high-cost truck haulage.
Following completion of the MHP, which is expected in the first quarter of 2019, incremental production of approximately 20% is anticipated and operating costs are expected to be reduced by approximately 10% for the life of the mine. The project's capital investment is approximately $90 million to be funded over the next three years.
Project expenditures will be included as expansionary capital in expenditures on mining interests in Musselwhite.
Red Lake: HG Young
HG Young is an exploration discovery in close proximity to Red Lake. During the third quarter of 2016, exploration drilling continued with both surface and underground drills. The HG Young project is currently undergoing a concept study, expected to be completed by the end of 2016. Assuming a positive business case based on the exploration results, the Company expects to commence a decline from surface that will provide access to the higher confidence areas for further exploration and bulk sampling and a pre-feasibility study in the first half of 2017.

Project expenditures are currently being expensed as exploration in Red Lake.

Red Lake: Cochenour Project
100%-owned Cochenour combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery in the Red Lake camp. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is expected to provide an additional source of ore feed for the Red Lake Mine.

During the third quarter of 2016, exploration drilling continued and sill development along the Upper Main Zone was completed on both the 3990 and 4060 foot levels. The silling material was processed through a sample tower and will be processed through the Red Lake mill in the fourth quarter. Following the mill processing, a reconciliation process will take place, analyzing the results from the underground face samples, muck samples, sample tower and mill. Results to date from the sample tower and silling have been favourable. The Cochenour project is currently undergoing a concept study which is expected to be completed in the fourth quarter of 2016.

Project expenditures have been included as expansionary capital in expenditures on mining interests in Red Lake.

Peñasquito: Camino Rojo Oxide Project
The Camino Rojo Oxide project is located approximately 50 kilometres southeast of Peñasquito and includes a 3,389 square kilometre land position.
Work in 2016 is focused on updating the pre-feasibility study for the oxide resource and is expected to be completed by the fourth quarter of 2016. Goldcorp is evaluating alternative strategies to maximize the value of Camino Rojo.
Project expenditures have been included as expansionary capital in expenditures on mining interests in Peñasquito.

Porcupine - Dome Century Project
A gold indicated mineral resource estimate of 4.5 million ounces (130.6 million tonnes grading 1.07 grams per tonne) and 0.9 million ounces (35.0 million tonnes grading 0.81 grams per tonne) of inferred mineral resource was announced at Porcupine’s new Dome Century project and a concept study for a potential new large-scale open pit mine is underway. The concept study includes engineering, waste rock management and economics, to evaluate development of an expanded open pit on this zone, Dome Century. A recent update to the geological model for Porcupine's Dome open pit revealed additional mineralization as a halo to high grade material which was previously mined from underground. The dimensions of this mineralized envelope and a preliminary analysis indicate the potential to further extend open pit mining well below the existing pit. With the completion of the resource estimate, the concept study will evaluate the development of an expanded open pit on this zone. The Company expects the concept study to be completed in the first quarter of 2017 and, with positive results expected, will proceed for internal approval to fund a pre-feasibility study.
The existing Dome open pit was mined between 1994 and 2006, and processed through the current Porcupine mill.  Metallurgical recoveries are fairly well understood and historical recoveries were in the 90-91% range, although detailed test work is underway to confirm these values.

GOLDCORP  |  26

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine: Borden Project
100%-owned Borden is located near Chapleau in Ontario, approximately 160 kilometres west of the Company's Porcupine mine, and comprises 786 square kilometres of claims.

The Company expects to complete phase one of a pre-feasibility study during the first quarter of 2017. An advanced exploration permit is expected by early 2017 to allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample. The underground platform will further support exploration drilling of a deposit that remains open at depth and laterally. The final pre-feasibility study requires the completion of the bulk sample and is expected to be completed by end of 2018.

Project expenditures have been included as expansionary capital in expenditures on mining interests in Porcupine.
NuevaUnión Project (formerly "Project Corridor")
50%-owned NuevaUnión comprises the El Morro gold/copper deposit and the Relincho copper/molybdenum deposit and is one of the largest undeveloped copper-gold-molybdenum projects in the Americas.
A preliminary economic assessment ("PEA") was completed for NuevaUnion during the third quarter of 2015. The PEA contemplates ore from El Morro/La Fortuna deposit being conveyed to a concentrator at the Relincho deposit, which will allow for the optimization of both resources, resulting in a longer mine life of approximately 32 years, a reduced environmental footprint, and sustainable benefits to the community (through local employment and business opportunities, and robust community investment), lower operating costs, and improved capital efficiency. NuevaUnión has commenced engagement with indigenous communities and other stakeholders to help guide the project's development.
The pre-feasibility study has commenced in the fourth quarter of 2016 and is expected to be completed in the third quarter of 2017, and work continues on an Environmental Impact Assessment baseline and planning.

Coffee Project

The 100%-owned Coffee project ("Coffee") is a structurally hosted hydrothermal deposit located approximately 130 kilometres south of the City of Dawson,Yukon. The Coffee land package, comprising over 60,000 hectares, demonstrates potential for near-mine discoveries, with mineralization remaining open along strike and at depth and the potential for the discovery of a major new mineral system.

The Company completed the acquisition of Kaminak Gold Corporation, and its Coffee project, on July 19, 2016. Activities for the third quarter focused on review and optimization of the Kaminak feasibility study, planning for upgrades to site infrastructure, consultations with First Nations and initial studies to support the permitting processes.

Permitting activities continued and an application is expected to be submitted to the authorities in the second quarter of 2017 based on positive consultations with First Nations. A positive Environmental Socioeconomic Assessment decision is required prior to submitting applications for the Water Use and Quartz Mining Licenses that will be permitted simultaneously. The Company expects permitting and construction activities to take four years with first gold production targeted for the end of 2020.

GOLDCORP  |  27

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

2016 RESERVES AND RESOURCES UPDATE AND EXPLORATION REVIEW

2016 Reserves and Resources Update

Goldcorp's proven and probable gold mineral reserves at June 30, 2016 were 42.3 million ounces (December 31, 2015 - 40.7 million ounces). Proven and probable silver mineral reserves totaled 694.0 million ounces (December 31, 2015 - 704.6 million ounces). The 1.6 million ounce overall increase in proven and probable gold mineral reserves was primarily driven by the acquisition of Kaminak Gold Corporation and its Coffee project. Total measured and indicated gold mineral resources for the Company increased by 6.2 million ounces to 44.0 million ounces. In addition, the Company increased inferred gold resources by 4.1 million ounces to 22.5 million ounces.
Approximately 1.1 million ounces of proven and probable gold mineral reserves were added due to the conversion of additional resources from exploration drilling, offset by a reduction of proven and probable gold reserves due to resource modeling changes primarily at Los Filos and Eleonore. A positive addition of 1.0 million ounces of proven and probable gold mineral reserves resulted from a change in gold price from $1,100 per ounce for 2015 to $1,200 per ounce for 2016. Project Dome Century at Porcupine increased gold indicated mineral resources by 3.3 million ounces and gold inferred mineral resources by 0.7 million ounces.
Goldcorp changed the cycle on reporting reserves and resources from December 31 to June 30 in 2016. This change enables Goldcorp to prepare more accurate business plans and include the June 30 reserve and resource information into the following year's business plan. By implementing this change, the reserve and resource update as of June 30, 2016 included only six months of exploration information instead of a full year as in prior years. The shorter time period, compounded with seasonally lower drilling in December and January, led to less exploration data than usual for a resource and reserve update. This situation will be resolved with a full twelve-month period prior to the next reserves and resources update in 2017.
Complete Mineral Reserve and Mineral Resource data including tonnes, grades and ounces can be found and have been posted at www.goldcorp.com. The following summary accounts for the changes in proven and probable gold reserve ounces:

million ounces
Proven and probable reserves at December 31, 2015	40.7
Mined ounces depleted from January 1 to June 30, 2016	(1.4)
Changes from business transaction (1)	2.2
Discovered ounces and converted resources to June 30, 2016	1.1
Reduced ounces due to model updates June 30, 2016	(1.3)
Net change due to gold price assumption increase from $1,100 to $1,200 an ounce	1.0
Proven and probable reserves as of June 30, 2016 (2), (3)	42.3

(1)	Relates to reserves for the Coffee project acquired on July 19, 2016 through the acquisition of Kaminak Gold Corporation.

(2)	Exception is the Coffee project as noted and only Goldcorp operated assets updated.

(3)	Please refer to the mineral reserve and resource table attached to this report.

Exploration Strategy
Goldcorp’s exploration strategy is twofold. Firstly, mineral reserve replacement through the conversion of mineral resources and extending known mineralization at the mine sites. Secondly, development of a pipeline of targets which will deliver opportunities for future discoveries. The exploration business will be managed by applying both rigorous geological and stringent economic filters to rank and prioritize targets which will then either be advanced or rejected, while generative work ensures a constant supply of new targets. The primary the focus will be on brownfields exploration and the leverage of the exploration potential within the mining camps to increase the project NAV through new discoveries at Timmins (Porcupine), Red Lake, Musselwhite, Éléonore, the newly acquired Coffee project, Peñasquito and Cerro Negro.
Peñasquito
Peñasquito’s proven and probable gold mineral reserves at June 30, 2016 totaled 10.02 million ounces, compared to 10.17 million ounces at December 31, 2015. The decrease was principally due to model depletion with positive changes to the geological block-model and the positive impact of metal price increases, partially offset by increased unit costs.
At Peñasquito, infill drilling continues to provide better definition of mineralization surrounding the breccia pipes, in the Sotol, Puente and Las Palmas zones. Data from drilling on the Noche Buena deposit, five kilometers north of the mine, will be reviewed to assess the potential for additional oxide resources, and to evaluate the sulphide potential, prior to committing to further exploration work.

GOLDCORP  |  28

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

At the Santa Rosa prospect, 20 kilometers south east of Peñasquito, initial drilling in 2015 returned promising results, including mineralized breccias similar to those at Peñasquito. Follow-up drilling is awaiting the necessary permits, however this hiatus will allow existing data to be thoroughly reviewed prior to the next drill campaign.
Cerro Negro
At Cerro Negro the gold proven and probable mineral reserves at June 30, 2016 totaled 4.85 million ounces, compared to 4.66 million ounces at December 31, 2015. The increase was a result of resource conversion though exploration and higher metal price assumption, partially offset by depletion and more conservative operating cost assumptions.
Following the acquisition of the Cerro Negro project and the subsequent construction of the mine, exploration has concentrated on the conversion of resources at the known epithermal veins as well as the discovery of new high grade veins. The strategy of drilling on structures along strike from known veins continues to prove successful, most notably at Emilia and Mariana Norte Este B.
Recent tax reforms have improved the climate for exploration of new veins within Goldcorp's exploration concession, within the Province of Santa Cruz. Integration and interpretation of geological, geophysical and field data has identified a total of 32 exploration targets and an aggressive program is about to commence.
Silica Cap will be the priority target for scout drill testing. This target has a surface expression of 1.2 kilometers and the Company believes that it represents a strong silica alteration zone, potentially at the top of a mineralized structure. This is a new style of target at Cerro Negro; drill-testing will add to the understanding of the mineralized system which will aid prioritization of the additional targets.
Red Lake
At Red Lake, gold proven and probable mineral reserve at June 30, 2016 totaled 2.03 million ounces, compared to 2.08 million ounces at December 31, 2015. During 2016, exploration drilling continued on the R Zone, PLM Zone and the F Zone. Reserves declined slightly as a result of mining depletion, partially offset by the higher metal price assumption.
At Red Lake there are two key growth projects, Cochenour and HG Young. The Cochenour project is an important part of Goldcorp’s future plans in the Red Lake district. In 2016 exploration work has been focused on building a robust geological model in the Upper Main zone through tight spaced drilling, ramping and development. A bulk sampling program has been initiated to confirm metallurgical behaviour and recovery assumptions.
The tight spaced drilling at Cochenour has resulted in an initial indicated gold mineral resource. The current indicated mineral resource is 289,000 ounces (598,000 tonnes at 15.03 g/t) and inferred mineral resource is 2,147,000 ounces (3,907,000 tonnes at 17.09 g/t). Further infill and step out drilling is planned at the Upper Main Zone during the fourth quarter and into 2017.
At HG Young, gold indicated mineral resource at June 30, 2016 increased to 166,000 ounces (304,000 tonnes at 17.02 g/t) compared to 126,000 ounces (205,000 tonnes at 19.08 g/t) at December 31, 2015, and inferred mineral resource increased to 693,000 ounces (1,192,000 tonnes at 18.08g/t compared to 517,000 ounces (787,000 tonnes at 20.44 g/t) at December 31, 2015. The increase was the result of infill and step out drilling.
At HG Young, exploration continues to define the scale of the resource. Recent drilling has identified a new gold bearing structure at ~17L (777 metres below surface). The structure is characterized by a northwest-southeast trending (mine trend) shear zone with numerous quartz veins, plunging to the southwest.  The style of mineralization and plunge is consistent with the upper HG Young mineralization. The target is open both up and down plunge. To date four holes have intersected this target, from existing development on 14 Level, and have returned results similar to those seen at higher levels. An additional eight holes are planned to test this concept further during the fourth quarter of 2016.
Goldcorp plans to undertake a district scale generative study over the entire Red Lake greenstone belt, similar to the study at Timmins, by integrating all of the known datasets to provide a pipeline of targets for testing.
Éléonore
At Éléonore, gold proven and probable mineral reserve totaled 4.57 million ounces at June 30, 2016, a decrease of 15% compared 5.35million ounces at December 31, 2015. The decrease was primarily due to mineral reserve ounces from 2015 being reclassified into mineral resources.  During the year efforts were focused on increasing drill density and optimizing the mine plan and stope design for the areas affected by folding and faulting.  The additional information has allowed Éléonore to design smaller, higher grade stopes, although faster sequencing and additional ore development will be required.  The updated mine plan associated with the June 30, 2016 reserves is expected to provide lower dilution and higher grade feed and increase annual production compared to the previous reserve mine plan.  Further drilling and mine design updates will concentrate on converting the mineral resource ounces back into mineral reserves.
The focus of exploration at Éléonore since the acquisition of the project has been on the extensions of known mineralization, which has now been traced to a vertical depth of 1,500 metres and is still open down plunge. Mine exploration continues to test opportunities within the mine footprint, utilizing the increased understanding of orebody geometry gained during the first years of mining.
In addition, three priority exploration areas have been defined within a 10 kilometer radius of the current mine. A NE-SW glacial float train contains visibly mineralized boulders, several of which have returned anomalous high grade gold from grab samples. Ground geophysics is

GOLDCORP  |  29

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

underway to provide better definition of the possible bedrock source, and to site future trenches and/or scout drill holes, planned for first quarter of 2017. The Old Camp and Mayappo targets represent a style of diorite-hosted gold-copper mineralization similar to that exploited at the Troilus open pit mine. Locally significant values of gold have been returned by bedrock grab samples at both sites and at the Old Camp continuity of alteration and mineralization is reported in historical mapping and trenching data. The information from these targets is being reviewed and reinterpreted to guide a field program in 2017.
The improved understanding of the mineralizing system at Éléonore will be utilized by Goldcorp in developing a predictive exploration model that can be applied elsewhere in the region.
Porcupine
At Porcupine, gold proven and probable mineral reserve at June 30, 2016 totaled 2.28 million ounces, compared to 2.13 million ounces at December 31, 2015.  The increase is due to the extension the life of the Dome Mine and conversion of mineral resources to mineral reserves from exploration at Hoyle Pond.
Elsewhere at Porcupine, ongoing underground exploration work continues on two targets, Owl Creek and Hoyle Pond, to provide additional areas for operational flexibility.
The Timmins District is one of the most prolific gold producing regions of the world and Goldcorp controls a large area of prospective claims which have been mined locally for more than 100 years. Goldcorp is embarking on a district scale generative study which will incorporate various geological layers as well as historical drill hole and mine data, with the aim of developing a pipeline of open pit and underground opportunities.
Borden
At Borden, gold probable mineral reserves increased to 0.95 million ounces at June 30, 2016, compared to 0.86 million ounces at December 31, 2015. The increase was a result of infill drilling and engineering optimization.
The Borden deposit locates on a subtle flexure in the southern limb of a major regional fold. Exploration work while continuing to confirm the geological model of the deposit is also drill testing the hinge of the regional fold as well as the on-strike trend of the deposit to the north west.
Goldcorp holds claims which cover an area of 958 square kilometers over the Borden Lake Belt and beyond, and the Company is embarking on a generative study which will include the collection of field data, sampling as well as the interpretation of geophysical and geological data to populate the base of the resource triangle with a portfolio of targets for future evaluation.
Musselwhite
At Musselwhite, gold proven and probable mineral reserve totaled 1.69 million ounces, compared to 1.72 million ounces at December 31, 2015.   The decrease was a result of mining depletion and infill drilling further defining the limits of the Lynx zone, offset by reserve expansion.
Exploration work at Musselwhite in 2016 has concentrated on reserve replacement and definition in the Upper Lynx and PQ Deeps.  Currently the majority of the reserves occur within the eastern limb of a major regional fold, with mineralization hosted in a metamorphosed iron formation.   More recently drilling has been focused in the West Limb, defining and expanding the Spur, Saddle and Bandit horizons.  A property wide review is currently underway to rank and prioritize targets for follow-up work.
Coffee
At Coffee, gold proven and probable reserve totaled 2.16 million ounces.
Following the acquisition of Kaminak, exploration at the Coffee project is now focused on the evaluation of early stage (identified) targets to develop a pipeline of future growth opportunities. Scout reverse circulation ("RC") and diamond drilling are underway on seven targets which have well defined gold in soil anomalies: Arabica, Supremo T8, T3 North, Espresso, Americano, Kazaar and Kona. Encouraging results have so far been returned from the Arabica, Kona and Espresso targets supporting the potential for additional oxide material.
In addition, diamond drill holes have been completed at Latte for metallurgical testwork of sulphide mineralization, beneath the known oxide zone. Gold grades in sulphide mineralization are similar to those in the oxide zone; the objective of the testwork is to identify a process path which would support further exploration of the sulphide potential at Coffee.  All mineralized zones at Coffee are open down-dip.

GOLDCORP  |  30

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera, Pueblo Viejo, and NuevaUnión (formerly referred to as Project Corridor) subsequent to the formation of the joint venture on November 24, 2015. The inclusion of NuevaUnión in the Company's non-GAAP performance measures only impacts the Company's free cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS: BY-PRODUCT
Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2016	2015	2014
Gold (per ounce)	$1,100	$1,200	$1,200
Silver (per ounce)	$15	$18	$20
Copper (per pound)	$2.53	$3.00	$3.00
Lead (per pound)	$0.80	$0.95	$1.00
Zinc (per pound)	$0.80	$1.00	$0.90

GOLDCORP  |  31

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Three months ended September 30, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$197	$(190)	$36	$43	100	$423
Cerro Negro	60	(16)	—	44	99	450
Red Lake	42	—	—	42	82	516
Éléonore	58	—	—	58	66	876
Porcupine	48	—	—	48	64	758
Musselwhite	36	—	—	36	58	626
Other mines	82	(27)	—	55	68	816
Total before associates and discontinued operations	$523	$(233)	$36	$326	537	$609
Pueblo Viejo	56	(8)	—	48	127	376
Other associate	36	(35)	5	6	22	237
TOTAL	$615	$(276)	$41	$380	686	$554

Three months ended September 30, 2015:

	Production Costs (1)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$217	$(214)	$—	$51	$6	$60	226	$267
Cerro Negro	122	(26)	—	—	—	96	157	610
Red Lake	42	—	—	—	3	45	75	601
Éléonore	75	—	—	—	3	78	85	915
Porcupine	48	—	—	—	4	52	71	725
Musselwhite	35	—	—	—	3	38	70	541
Other mines	119	(26)	—	—	4	97	108	892
Corporate	—	—	—	—	2	2	—	—
Total before associates and discontinued operations	$658	$(266)	$—	$51	$25	$468	792	$590
Pueblo Viejo	66	(4)	—	—	—	62	128	481
Other associate	64	(35)	—	4	—	33	22	1,504
TOTAL	$788	$(305)	$—	$55	$25	$563	942	$597

GOLDCORP  |  32

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$516	$(424)	$87	$179	264	678
Cerro Negro	185	(47)	—	138	312	443
Red Lake	136	—	—	136	237	574
Éléonore	177	—	—	177	209	845
Porcupine	143	—	—	143	212	675
Musselwhite	102	—	—	102	186	548
Other mines	291	(73)	—	218	279	782
Total before associates and discontinued operations	$1,550	$(544)	$87	$1,093	1,699	$643
Pueblo Viejo	150	(17)	—	133	335	398
Other associate	134	(101)	14	47	67	693
TOTAL	$1,834	$(662)	$101	$1,273	2,101	$606

Nine months ended September 30, 2015:

	Production Costs (1)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$669	$(626)	$—	$141	$13	$197	698	$283
Cerro Negro	368	(96)	—	—	—	272	448	607
Red Lake	145	—	—	—	9	154	274	560
Éléonore	136	—	—	—	5	141	128	1,098
Porcupine	145	—	—	—	10	155	199	778
Musselwhite	110	—	—	—	8	118	186	631
Other mines	324	(86)	—	—	7	245	319	769
Corporate	21	—	(21)	—	2	2	—	—
Total before associates and discontinued operations	$1,918	$(808)	$(21)	$141	$54	$1,284	2,252	$570
Pueblo Viejo	190	(14)	—	—	—	176	357	493
Other associate	141	(86)	—	11	—	66	48	1,387
Discontinued Operations	15	—		—	—	15	16	941
TOTAL	$2,264	$(908)	$(21)	$152	$54	$1,541	2,673	$576

(1)
$23 million and $49 million in royalties are included in production costs for the three and nine months ended September 30, 2016, respectively (three and nine months ended September 30, 2015– $17 million and $70 million, respectively).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product from continuing operations for the three and nine months ended September 30, 2016, would be $657 and $657 per ounce of gold, $10.93 and $10.83 per ounce of silver, $1.68 and $2.030 per pound of copper, $0.86 and $0.86 per pound of zinc, and $0.92 and $0.96 per pound of lead, respectively (three and nine months ended September 30, 2015 – $670 and $662 per ounce of gold. $8.08 and $8.70 per ounce of silver, $2.94 and $2.86 per pound of copper, $0.64 and $0.68 per pound of zinc, and $0.60 and $0.66 per pound of lead, respectively).

GOLDCORP  |  33

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – AISC
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended September 30, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$43	$—	$1	$1	$34	$79	100	$777
Cerro Negro	44	—	—	2	18	64	99	651
Red Lake	42	—	3	1	18	64	82	775
Éléonore	58	—	—	1	5	64	66	970
Porcupine	48	—	1	3	9	61	64	947
Musselwhite	36	—	1	2	5	44	58	753
Other mines	55	—	1	5	6	67	68	983
Corporate	—	42	—	—	8	50	—	75
Total before associates and discontinued operations	$326	$42	$7	$15	$103	$493	537	917
Pueblo Viejo	48	—	—	1	9	58	127	454
Other associate	6	—	—	1	—	7	22	330
TOTAL	$380	$42	$7	$17	$112	$558	686	812

GOLDCORP  |  34

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2015:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$60	$—	$—	$3	$42	$105	226	$467
Cerro Negro	96	—	—	2	17	115	157	731
Red Lake	45	—	7	1	25	78	75	1,028
Éléonore	78	—	—	1	5	84	85	974
Porcupine	52	—	—	3	17	72	71	1,018
Musselwhite	38	—	1	—	10	49	70	697
Other mines	97	—	2	5	25	129	108	1,195
Corporate	2	51	1	—	6	60	—	62
Total before associates and discontinued operations	$468	$51	$11	$15	$147	$692	792	$873
Pueblo Viejo	62	—	—	4	10	76	128	585
Other associate	33	—	—	2	7	42	22	1,925
Discontinued Operations	—	—	—	—	—	—	—	—
TOTAL	$563	$51	$11	$21	$164	$810	942	$858

Nine months ended September 30, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$179	$—	$2	$4	$146	$331	264	$1,252
Cerro Negro	138	—	—	6	53	197	312	633
Red Lake	136	—	9	2	56	203	237	853
Éléonore	177	—	—	1	20	198	209	951
Porcupine	143	—	2	9	31	185	212	872
Musselwhite	102	—	4	2	17	125	186	671
Other mines	218	—	6	12	21	257	279	922
Corporate	—	149	1	—	20	170	—	81
Total before associates and discontinued operations	$1,093	$149	$24	$36	$364	$1,666	1,699	$980
Pueblo Viejo	133	—	—	3	28	164	335	488
Other associate	47	—	—	6	—	53	67	791
TOTAL	$1,273	$149	$24	$45	$392	$1,883	2,101	$896

GOLDCORP  |  35

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2015:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$197	$—	$1	$8	$145	$351	698	$504
Cerro Negro	272	—	—	3	56	331	448	739
Red Lake	154	—	21	2	68	245	274	889
Éléonore	141	—	—	1	13	155	128	1,203
Porcupine	155	—	1	10	52	218	199	1,095
Musselwhite	118	—	5	1	25	149	186	796
Other mines	245	—	6	15	84	350	319	1,100
Corporate	2	159	5	—	25	191	—	71
Total before associates and discontinued operations	$1,284	$159	$39	$40	$468	$1,990	2,252	$883
Pueblo Viejo	176	—	—	7	34	217	357	607
Other associate	66	—	—	9	14	89	48	1,874
Discontinued Operations	15	1	—	—	1	17	16	996
TOTAL	$1,541	$160	$39	$56	$517	$2,313	2,673	$865

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Expenditures on mining interests per consolidated financial statements	$154	$232	$493	$938
Payment of finance lease obligations per consolidated financial statements	2	—	4	—
Expenditures on mining interests by Alumbrera, Pueblo Viejo and NuevaUnión (formerly Project Corridor) (1)	12	17	30	49
Goldcorp’s share of expenditures on mining interests and deposits	$168	$249	$527	$987
Sustaining capital expenditures	$112	$164	$392	$517
Expansionary capital expenditures	56	85	135	470
	$168	$249	$527	$987

(1)
Expenditures on mining interests by Alumbrera, Pueblo Viejo and NuevaUnión (formerly Project Corridor) represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP  |  36

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo and NuevaUnión's operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Net cash provided by operating activities of continuing operations	$267	$443	$560	$1,022
Adjusted operating cash flows provided by Alumbrera, Pueblo Viejo and NuevaUnión	74	63	177	118
Goldcorp’s share of adjusted operating cash flows	$341	$506	$737	$1,140
Including discontinued operations
Adjusted operating cash flows – Wharf	—	—	—	7
Goldcorp’s share of adjusted operating cash flows including discontinued operations	$341	$506	$737	$1,147

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2015. There were no significant changes to those risks or to the Company's management of exposure to those risks during the nine months ended September 30, 2016, except as noted below:

(i)	Liquidity risk
During the three and nine months ended September 30, 2016, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $267 million and $560 million, respectively (three and nine months ended September 30, 2015 – $443 million and $1,022 million, respectively). At September 30, 2016, Goldcorp held cash and cash equivalents of $340 million (December 31, 2015 – $326 million), money market investments of $43 million (December 31, 2015 – $57 million), and had working capital of $635 million (December 31, 2015 – $282 million), which the Company defines as current assets less current liabilities.
On June 22, 2016, the Company extended the term of its $3.0 billion revolving credit facility by one year to June 22, 2021. During the nine months ended September 30, 2016, the Company utilized its revolving credit facility and repaid the amount in full during the three months ended September 30, 2016 (three and nine months ended September 30, 2015 – net repayment of $835 million and $840 million, respectively). At September 30, 2016, the balance outstanding on the revolving credit facility was $nil (December 31, 2015 – $nil) with $3.0 billion available for the Company's use (December 31, 2015 – $3.0 billion).
At September 30, 2016, the Company had letters of credit outstanding in the amount of $640 million (December 31, 2015 – $580 million) of which $309 million (December 31, 2015 – $275 million) represents guarantees for reclamation obligations and $211 million (December 31, 2015 – $211 million) represents guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $60 million at September 30, 2016.

(ii)	Market risk
Currency risk
During the three and nine months ended September 30, 2016, the Company recognized a net foreign exchange loss of $12 million and $59 million, respectively (three and nine months ended September 30, 2015 – gain of $2 million and $26 million, respectively), excluding the foreign exchange loss relating to taxes. Based on the Company’s net foreign currency exposures (other than those relating to taxes) at September 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $7 million decrease or increase in the Company’s net earnings, respectively.

GOLDCORP  |  37

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

During the three and nine months ended September 30, 2016, the Company recognized a net foreign exchange loss of $27 million and $108 million, respectively, in income tax expense on income taxes receivable/(payable) and deferred income taxes (three and nine months ended September 30, 2015 – $167 million and $323 million, respectively). Based on the Company’s net foreign currency exposures relating to taxes at September 30, 2016, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in a $202 million decrease or increase in the Company's net earnings, respectively.

OUTSTANDING SHARE DATA
As at October 26, 2016, there were 854 million common shares of the Company issued and outstanding and 11 million stock options outstanding which are exercisable into common shares at exercise prices ranging between C$20.27 per share to C$48.72 per share.

OTHER RISKS AND UNCERTAINTIES
The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. A detailed discussion of the Company's risks can be found on pages 79 to 94 of our Annual Information Form and detailed discussion of the Company’s risk management process can be found on pages 56 to 57 of our 2015 Annual Report.
The following section should be read in conjunction with the risks and uncertainties outlined in the Company's 2015 Annual Information Form.
Operational Risks Associated with Restructuring and Cost-efficiency Initiatives
The Company is in the process of implementing initiatives relating to its strategic restructuring, including the reduction of mining low margin ore and the implementation of cost-efficiency initiatives. Any future combination of these measures to increase net asset value and improve profitability will be influenced by the actual benefits and savings achieved and by the Company's ability to sustain these ongoing improvements. Strategic restructuring and cost cutting efforts may involve various risks, including, but not limited to, labour unrest and potential for strikes or road blockades.

Information Systems Security Threats

Targeted attacks on the Company's systems (or on systems of third parties that we rely on), failure or non-availability of a key information technology (“IT”) system or a breach of security measures designed to protect the Company's IT systems could result in disruptions to our operations, extensive personal injury, property damage or financial or reputational risks.  The Company has implemented and tested system controls and disaster recovery infrastructure for certain IT systems.  As the threat landscape is ever-changing, the Company's continuous mitigation efforts include the following: risk prioritized controls to protect against known and emerging threats; tools to provide automated monitoring and alerting; and backup and recovery systems to restore systems and return to normal operations.

On April 16, 2016, the Company was made aware that its IT systems had been attacked by an external party.  While the attack did not result in any material loss to the Company or interrupt its day-to-day operations, there can be no assurance that the Company will not experience any such losses in the future.  The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. The Company is currently implementing an enterprise infrastructure security program to address the risks that may arise from cyber threats.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

BASIS OF PREPARATION
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2015, except for the following:

GOLDCORP  |  38

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The Company has adopted the amendments to IFRSs included in the Annual Improvements 2012-2014 cycle and a number of narrow scope amendments to certain IFRSs and IASs which are effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgements and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 are consistent with those applied and disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2015 and the following critical judgment in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Kaminak on July 19, 2016 did not meet the criteria of a business combination and the transaction has been accounted for as an acquisition of an asset.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

GOLDCORP  |  39

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP  |  40

GOLDCORP INC
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of June 30, 2016
Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	18.8	462.8
Probable	23.5	231.2
Proven & Probable	42.3	694.0

Resources
Measured	8.1	138.6
Indicated	35.9	363.2
Measured & Indicated	44.0	501.8
Inferred	22.5	77.2

GOLDCORP INC
PROVEN AND PROBABLE RESERVES (1)(4)(5)
As of June 30, 2016

Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Alumbrera (37.5%)	Argentina	10.95	0.35	0.12
Borden	Canada	4.12	7.14	0.95
Camino Rojo	Mexico	75.52	0.70	1.70
Cerro Negro	Argentina	16.66	9.06	4.85
Coffee	Canada	46.36	1.45	2.16
El Morro (50.0%)	Chile	299.53	0.46	4.46
Éléonore	Canada	23.44	6.07	4.57
Los Filos	Mexico	34.56	1.29	1.43
Marlin	Guatemala	0.50	4.10	0.07
Musselwhite	Canada	8.21	6.39	1.69
Peñasquito Heap Leach	Mexico	10.47	0.40	0.13
Peñasquito Mill	Mexico	589.00	0.52	9.89
Porcupine	Canada	45.70	1.55	2.28
Pueblo Viejo (40.0%)	Dominican Republic	62.58	2.97	5.97
Red Lake	Canada	7.55	8.36	2.03
TOTAL GOLD		1,235.16	1.06	42.29
SILVER		Mt	Ag g/t	Moz
Camino Rojo	Mexico	75.52	14.22	34.53
Cerro Negro	Argentina	16.66	66.70	35.73
Los Filos	Mexico	34.56	7.05	7.83
Marlin	Guatemala	0.50	191.04	3.10
Peñasquito Heap Leach	Mexico	10.47	22.56	7.60
Peñasquito Mill	Mexico	589.00	30.05	569.07
Pueblo Viejo (40.0%)	Dominican Republic	62.58	17.94	36.10
TOTAL SILVER		789.31	27.35	693.96

GOLDCORP  |  41

COPPER		Mt	% Cu	Mlbs
Alumbrera (37.5%)	Argentina	11	0.34	83
El Morro (50.0%)	Chile	300	0.49	3,251
Pueblo Viejo (40.0%)	Dominican Republic	63	0.09	130
Relincho (50.0%)	Chile	620	0.37	5,087
TOTAL COPPER		993	0.39	8,552
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	589	0.28	3,684
TOTAL LEAD		589	0.28	3,684
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	589	0.69	8,927
TOTAL ZINC		589	0.69	8,927
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	620	0.017	239
TOTAL MOLYBDENUM		620	0.017	239

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6) As of June 30, 2016 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Alumbrera (37.5%)	Argentina	69.30	0.35	0.78
Borden	Canada	3.02	5.77	0.56
Camino Rojo	Mexico	223.08	1.05	7.50
Cerro Blanco	Guatemala	2.05	12.69	0.84
Cerro Negro	Argentina	6.84	6.23	1.37
Cochenour	Canada	0.60	15.03	0.29
Coffee	Canada	17.69	1.21	0.69
El Morro (50.0%)	Chile	46.18	0.41	0.61
Éléonore	Canada	5.14	5.66	0.93
Los Filos	Mexico	372.56	0.84	10.04
Marlin	Guatemala	0.46	4.55	0.07
Musselwhite	Canada	2.88	4.98	0.46
Noche Buena	Mexico	55.00	0.37	0.65
Peñasquito Heap Leach	Mexico	22.56	0.21	0.15
Peñasquito Mill	Mexico	303.49	0.27	2.66
Porcupine	Canada	223.22	1.19	8.52
Pueblo Viejo (40.0%)	Dominican Republic	65.25	2.46	5.15
Red Lake	Canada	4.48	16.79	2.42
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
TOTAL GOLD		1,443.06	0.95	43.98
SILVER		Mt	Ag g/t	Moz
Camino Rojo	Mexico	223.08	9.02	64.72
Cerro Blanco	Guatemala	2.05	40.13	2.64
Cerro Negro	Argentina	6.84	52.17	11.48
Los Filos	Mexico	372.56	7.82	93.64
Marlin	Guatemala	0.46	193.86	2.89
Noche Buena	Mexico	55.00	12.35	21.84
Peñasquito Heap Leach	Mexico	22.56	26.38	19.13

GOLDCORP  |  42

Peñasquito Mill	Mexico	303.49	24.51	239.14
Pueblo Viejo (40.0%)	Dominican Republic	65.25	14.19	29.77
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
TOTAL SILVER		1,070.56	14.58	501.78
COPPER		Mt	% Cu	Mlbs
Alumbrera	Argentina	69	0.22	340
El Morro (50.0%)	Chile	46	0.42	427
Pueblo Viejo (40.0%)	Dominican Republic	65	0.08	119
Relincho (50.0%)	Chile	199	0.32	1,421
San Nicolas (21.0%)	Mexico	19	1.24	527
TOTAL COPPER		398	0.32	2,834
LEAD		Mt	% Pb	Mlbs
Camino Rojo	Mexico	147	0.08	260
Peñasquito Mill	Mexico	303	0.22	1,469
TOTAL LEAD		450	0.17	1,729
ZINC		Mt	% Zn	Mlbs
Camino Rojo	Mexico	147	0.27	876
Peñasquito Mill	Mexico	303	0.54	3,600
San Nicolas (21.0%)	Mexico	19	1.68	713
TOTAL ZINC		470	0.50	5,189
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	199	0.011	48
TOTAL MOLYBDENUM		199	0.011	48

GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) As of June 30, 2016 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Alumbrera (37.5%)	Argentina	22.50	0.33	0.24
Borden	Canada	2.30	5.49	0.41
Camino Rojo	Mexico	17.16	0.88	0.49
Cerro Blanco	Guatemala	0.75	9.34	0.23
Cerro Negro	Argentina	2.13	4.15	0.28
Cochenour	Canada	3.91	17.09	2.15
Coffee	Canada	52.35	1.31	2.21
El Morro (50.0%)	Chile	339.03	0.30	3.23
Éléonore	Canada	9.73	7.52	2.35
Los Filos	Mexico	124.51	1.09	4.35
Marlin	Guatemala	0.04	6.68	0.01
Musselwhite	Canada	6.80	5.48	1.20
Noche Buena	Mexico	4.94	0.22	0.03
Peñasquito Heap Leach	Mexico	0.04	0.01	—
Peñasquito Mill	Mexico	28.22	0.30	0.27
Porcupine	Canada	45.15	1.64	2.38
Pueblo Viejo (40.0%)	Dominican Republic	1.56	1.96	0.10
Red Lake	Canada	4.58	17.77	2.62
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02
TOTAL GOLD		667.97	1.05	22.54
SILVER		Mt	Ag g/t	Moz

GOLDCORP  |  43

Camino Rojo	Mexico	17.16	9.06	5.00
Cerro Blanco	Guatemala	0.75	43.61	1.06
Cerro Negro	Argentina	2.13	32.06	2.19
Los Filos	Mexico	124.51	11.93	47.76
Marlin	Guatemala	0.04	333.44	0.39
Noche Buena	Mexico	4.94	8.08	1.28
Peñasquito Heap Leach	Mexico	0.04	5.02	0.01
Peñasquito Mill	Mexico	28.22	19.37	17.58
Pueblo Viejo (40.0%)	Dominican Republic	1.56	13.93	0.70
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
TOTAL SILVER		181.62	13.23	77.23
COPPER		Mt	% Cu	Mlbs
Alumbrera (37.50%)	Argentina	23	0.14	70
El Morro (50.0%)	Chile	339	0.35	2,595
Pueblo Viejo (40.0%)	Dominican Republic	2	0.04	1
Relincho (50.0%)	Chile	305	0.38	2,550
San Nicolas (21.0%)	Mexico	2	1.24	62
TOTAL COPPER		671	0.36	5,279
LEAD		Mt	% Pb	Mlbs
Camino Rojo	Mexico	10	0.07	15
Peñasquito Mill	Mexico	28	0.21	128
TOTAL LEAD		38	0.17	143
ZINC		Mt	% Zn	Mlbs
Camino Rojo	Mexico	10	0.24	53
Peñasquito Mill	Mexico	28	0.31	193
San Nicolas (21.0%)	Mexico	2	0.97	49
TOTAL ZINC		41	0.33	295
MOLYBDENUM		Mt	% Mo	Mlbs
Relincho (50.0%)	Chile	305	0.013	88
TOTAL MOLYBDENUM		305	0.013	88
*Numbers may not add up due to rounding

**For additional information on the 2016 mineral reserves and mineral resources (“MRMR”) refer to the MRMR tables that can be found at www.goldcorp.com

GOLDCORP  |  44

Goldcorp June 30, 2016 Reserve and Resource Reporting Notes:

1
All Mineral Reserves or Ore Reserves have been estimated in accordance with the CIM Definition Standards or the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. Subject to note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this release have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person as defined under National Instrument 43-101.

2	All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Mineral Reserves and Mineral Resources are reported effective June 30, 2016, with the following conditions or exceptions:
(i) (ii) (iii) (iv)
Mineral Reserves and Mineral Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation effective December 31, 2015.
Mineral Reserves and Mineral Resources for Relincho and San Nicolas are as per information provided by Teck Resources Limited effective December 31, 2015.
Mineral Reserves and Mineral Resources for Alumbrera are as per information provided by Glencore plc effective December 31, 2015.
Mineral Reserves and Mineral Resources for Coffee are as per information provided by Kaminak Gold Corporation effective the transaction date of July 19, 2016.

5
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,200 per ounce of gold, $18.00 per ounce of silver, $2.75 per pound of copper, $0.90 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below:

	(i)	Alumbrera	$1,095/oz gold, $2.54/lb copper
	(ii)	Pueblo Viejo	$1,000/oz to 2020, and a long-term gold price of $1,200 per ounce from 2021 onwards, $16.50/oz silver, $3.00/lb copper
	(iv)	Relincho	$13.70/lb molybdenum, $2.80/lb copper
6
Mineral Resources are estimated using US$ commodity prices of $1,400 per ounce of gold, $20 per ounce of silver, $3.00 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;

	(i)	Alumbrera	$1,100/oz gold, $2.95/lb copper
	(ii)	El Morro	$1,200/oz gold, $2.75/lb copper
	(iii)	Pueblo Viejo	$1,300/oz gold, $17.50/oz silver, $3.25/lb copper
	(iv)	Relincho	$13.70/lb molybdenum, $2.80/lb copper
	(v)	San Nicolas	$1,275/oz gold, $22.50/oz silver, $2.75/lb copper, $1.00/lb zinc

GOLDCORP  |  45